
05007039

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL




Follow-Up
Materials

BEST AVAILABLE COPY

REGISTRANT'S NAME Strategic Technologies, Inc

*CURRENT ADDRESS Bldg A, Unit 102
17802 66th Ave
Surrey, B.C. Canada V3S 7X1

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

FILE NO. 82- 1548 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/5/05

File # 82-1548
Exemption # 12g3-2(b)

For the Fiscal Year ending September 30, 2004

- First Quarter Report
- Second Quarter Report
- Third Quarter Report
- Annual Information Form
- Notice of Extraordinary meeting
- Information circular
- Proxy

STRATEGIC
Technologies Inc.

2003



STRATEGIC TECHNOLOGIES INC.

FIRST QUARTER REPORT
Ending December 1, 2003









QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
STRATEGIC TECHNOLOGIES INC.	December 31, 2003	2004 / 02 / 27

ISSUER ADDRESS				
BLDG. A, UNIT 102, 17802 – 66th AVENUE,				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SURREY	B.C.	V3S 7X1	(604) 576-0436	(604) 576-8658
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
Lynn Blakeway			V-P, Service Ops.	(604) 576-8658 Ext. 223
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS	
lblakeway@strategic-tech.com			www.strategic-tech.com	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2004 / 02 / 27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2004 / 02 / 27

Consolidated Balance Sheets (Unaudited)

	DECEMBER 31 2003 $	SEPTEMBER 30 2003 $
ASSETS		
Current		
Cash	**346,705**	621,499
Accounts receivable	**735,260**	472,076
Inventory	**1,207,829**	1,141,650
Prepaids and deposits	**65,833**	62,793
	2,355,627	2,298,018
Property and equipment	**400,763**	418,906
Other assets and goodwill	**113,267**	111,361
	2,869,657	2,828,285
LIABILITIES		
Current		
Accounts payable	**688,100**	354,511
Customer deposits	**50,453**	66,908
Loans payable	**108,934**	108,934
	847,487	530,353
SHAREHOLDERS EQUITY		
Share capital	**12,489,584**	12,171,484
Subscription for shares	-	318,100
Cumulative translation adjustment	**(127,726)**	(119,108)
Contributed surplus	**81,272**	43,250
Deficit	**(10,420,960)**	(10,115,794)
	2,022,170	2,297,932
	2,869,657	2,828,285

Segment Information

First Quarter Ended December 31	2003 $	2002 $
Revenues - Electronic Monitoring	**295,992**	431,950
Revenues - Law Enforcement	**711,684**	828,301
	1,007,676	1,260,251
Net Income (Loss)		
Electronic Monitoring	**(238,430)**	(177,551)
Law Enforcement	**(28,714)**	12,897
Capital Expenditures		
Electronic Monitoring	**18,190**	50,195
Law Enforcement	**3,958**	808
Geographic Segmentation - Property and equipment		
Canada	**358,502**	359,631
United states	**15,281**	16,506
Other	**26,980**	16,240
	400,763	392,377

STRATEGIC Technologies Inc.

Consolidated Statements of Earnings (Unaudited)

FIRST QUARTER ENDED DECEMBER 31

	2003 $	2002 $
Revenues	**1,007,676**	1,260,251
Cost of Sales	**641,112**	791,429
Gross profit	**366,564**	468,822
Expenses		
General and administration	**291,091**	297,889
Stock based compensation (note 3)	**38,022**	-
Depreciation and amortization	**39,769**	44,291
Sales and marketing	**168,016**	153,358
Research and development	**116,482**	95,184
	653,380	590,722
Loss from operations	**(286,816)**	(121,900)
Other		
Interest, bank and visa charges	**4,342**	23,539
Foreign exchange loss	**14,008**	8,800
Loss on disposal of equipment	**-**	321
	18,350	32,660
Net loss	**(305,166)**	(154,560)
Basic net loss per share	**($0.03)**	($0.02)
Diluted net loss per share	**($0.02)**	($0.01)
Weighted average number of shares		
Basic	**11,716,717**	9,066,717
Diluted	**12,252,717**	15,666,013

Consolidated Statements of Deficit (Unaudited)

FIRST QUARTER ENDED DECEMBER 31

	2003 $	2002 $
Deficit, beginning of period	(10,115,794)	(9,961,234)
Net loss	(305,166)	(154,560)
Deficit, end of period	(10,420,960)	(10,115,794)

Consolidated Statements of Cash Flows (Unaudited)

FIRST QUARTER ENDED DECEMBER 31

	2003	2002
	$	$
Cash flows, operating activities		
Net income (loss)	**(305,166)**	(154,560)
Adjustments for:		
Depreciation and amortization	**39,769**	36,619
Stock based compensation expense	**38,022**	-
Accretion/amortization of financings	**-**	9,300
Exchange adjustment	**(8,183)**	(1,382)
CSV increase, life insurance	**(1,818)**	(3,788)
	67,790	40,749
Changes in non-cash working capital		
(Increase) in accounts receivable	**(263,183)**	(298,132)
(Increase) decrease in inventories	**(66,181)**	23,449
Decrease in prepaids	**(3,040)**	8,306
Increase in accounts payable	**334,129**	(58,119)
Increase (decrease) in deposits	**(16,995)**	20,296
	(15,270)	(304,200)
Cash flows used in operating activities	**(252,646)**	(418,011)
Cash flows, investing activities		
Increase in agreement receivable	**-**	(1,347)
Equipment acquisitions	**(22,148)**	(51,003)
Cash flows used in investing activities	**(22,148)**	(52,350)
Cash flows, financing activities		
Proceeds from loans payable	**-**	11,250
Repayment of loans payable	**-**	(70,198)
Cash flows used in financing activities	**-**	(58,948)
Net decrease in cash	**(274,794)**	(529,309)
Cash, beginning of period	**621,499**	1,618,014
Cash, end of period	**346,705**	1,088,705
Supplementary Cash Flow Disclosure		
Interest paid	**2,421**	2,162
Income taxes paid	**8,271**	-

STRATEGIC Technologies Inc.

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
email: strategic@strategic-tech.com

Wholly owned subsidiaries
Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

STRATEGIC Monitoring Services, Inc. (Inactive)
CAPSTONE Technologies Inc. (inactive)

Legal Counsel & Records Office
Lang Michener
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer
Registrar and Transfer Agent
Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6E 3X1

CORPORATE AUDITORS
Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay

BANKERS
The Toronto Dominion Bank
10435 King George VI Highway
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI In the USA, Sec. 12g exemption file #82-1548

Share Capital at December 31, 2003
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 13,317,269 NPV shares.

Notes to the Consolidated Financial Statements (Unaudited)
December 31, 2003 and 2002

1. NATURE OF OPERATIONS
The Company manufactures electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company sold its direct distribution assets in the U.S.A. during fiscal 2002. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2003.
These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2003 as set out in the Company's Annual Report.

3. STOCK BASED COMPENSATION
The fair value of stock options are determined, at the date of grant, using the Black-Scholes option pricing model. The estimated weighted-average fair value of these options was determined using the following weighted-average assumptions:

Fair value of options	$	0.40
Risk-free interest rate		3.50%
Expected hold period to exercise		4 years
Volatility in the stock price		86.25%
Dividend yield		0%

4. SUBSEQUENT EVENT
The Company has executed a letter of intent to purchase On Guard Plus Limited, a privately held U.K. corporation which provides offender monitoring services and technologies primarily in Europe. The terms of acquisition are US$1.5 million payable over one year in three tranches of $500,000 each and 1 million common shares. Additional contingent consideration payable is calculated as 6.5% of revenues derived from existing and certain forecasted On Guard contracts in the event such revenues exceed US$3 million per year during the five years after closing of the acquisition.
The Company has entered into a financing agreement with a syndicate of underwriters which will offer $2.7 million Strategic Units (share and half warrant) at between $0.40 and $0.45 per Unit with an initial tranche of $700,000 to be completed as a bought deal and the balance by short form offering document and private placement. The bought deal and private placement Units will have a four month hold and the balance will be freely tradable through the TSX Venture Exchange. Each whole warrant will be exercisable for 24 months from issuance. The underwriters have reserved a 60 day 25% over allotment option and will receive an 8% commission on Units placed and a 12% option to purchase additional Units for a 24 month period at the offering price and a work fee. The financing and On Guard acquisition are interdependent and subject to TSX Venture Exchange approval.

STRATEGIC Technologies Inc.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*

As detailed below:

Breakdown of Expenditures
1st Quarter ended December 31, 2003

	2003	2002
Cost of Sales		
Labour	$162,561	$203,834
Material	431,019	532,756
Overhead	47,532	54,808
	$641,112	$791,398

	2003	2002
General & Administration		
Bad debts (recovery)	($512)	$8,909
Equipment maintenance, lease	9,735	5,589
General	14,619	14,986
Insurance	16,713	13,613
Management	105,715	125,834
Office	5,892	-255
Premises	28,383	31,270
Professional fees	23,309	24,273
Telephone	10,809	10,824
Office wages & benefits	76,428	62,846
	$291,091	$297,889

2. *RELATED PARTY TRANSACTIONS*

All related party transactions were in the normal course of business as set out in Note 13 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

a) Summary of securities issued during the period:

On October 27,.2003, the Company completed a private placement for 1,000,000 common share at $0.33 per share with a half warrant attached for 500,000 common shares at $0.44.

b) Summary of options granted during the period:

In October, the Company granted options totaling 944,000 shares at $0.40 per share. The options expire October 15, 2008.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

a) Description of authorized share capital

25,000,000 common shares without par value

b) Number and recorded value for shares issued and outstanding

There are 13,317,269 shares value issued and outstanding at a recorded value of $12,489,584.

c) Description of options, warrants and convertible securities outstanding

i) Warrants:

Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 700,000 common shares at $0.26 for proceeds of $182,000.

Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 500,000 common shares at $0.44 for proceeds of $220,000.

ii) Options:

Name	No. of Shares	Price	Expiry date
Directors and Officers	405,000	$0.40	October 15, 2008
Employees	139,000	$0.40	October 15, 2008
Consultants	400,000	$0.40	October 15, 2008

d) Number of shares in each class of shares subject to escrow or pooling agreements.

53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway, President, Chief Executive Officer and Director
Ian M. Brown, Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie, Director
Bernhard J. Zinkhofer, Director
Lynn Blakeway, Vice-President, Service Operations
Steve Rosset, Vice-President, Technical Operations
Rich Snyder President, Tactical Technologies Inc.

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders

General Overview
Over the last 13 years Strategic has established itself as a reputable international wireless RFID (radio frequency identification device) manufacturer competing in the offender curfew monitoring business with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. In January, 2004 Strategic announced the success of a first quarter initiative which is the planned acquisition of On Guard Plus Limited, a leading UK-based service and technology provider to corrections agencies. On Guard's products, services and international customers are an ideal fit for Strategic. Strategic's wholly owned subsidiary, Tactical Technologies Inc., *has manufacturing facilities in Folsom, Pennsylvania. Strategic has developed innovative and widely recognized* proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

Strategic will be the headquarters for operations in North America and Europe. The On Guard acquisition is described further below. RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed internationally. In August, 2002, the Company sold its *electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services,* LLC. Sentinel entered into an exclusive Purchase Agreement for electronic curfew monitoring equipment with the Company for an initial four year term.

Results of Operations
The consolidated financial statements for the three months ended December 31, 2003 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the first quarter ended December 31, 2003 were $1,007,676 compared to $1,260,251 for the same period last year, a decrease of $252,575. The reduction in revenues is mainly attributable to the rise in Canadian dollar which reduced revenues by $199,303. Revenues, excluding the impact of the change in the exchange rate, decreased $67,720 for the electronic monitoring division while the law enforcement division revenues increased $14,448.

Total gross profit for the first quarter was 36% of revenues and $366,564 compared to 37% and $468,822 in the prior year. The decrease in gross profit is attributable to product mix of sales and the conversion to an equipment manufacturer with minimal rental revenues during the first quarter of both years.

Expenses increased 9% to $653,380 from $590,722 in 2002. Research and development costs increased $21,298 with the addition of two engineering staff at Tactical. The sales and marketing expenses also increased at Tactical by $14,658 as compared to the prior year. The Company issued 944,000 options to employees and consultants in October, 2003 resulting in stock based compensation expense of $38,022 in 2003. The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

The net loss for the first quarter was $305,166 and $0.03 per share, an increase of $150,606 from the loss of $154,560 and $0.02 per share for the comparative period. The increased loss is mainly attributable to the strengthening of the Canadian dollar.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $711,684 compared to $828,301 in the prior year. The decrease in revenues is the result of the rise in the Canadian dollar as sales increased $14,448 using comparable exchange rates. Tactical had a loss of $28,714 compared to net income of $12,897 in the 2002 first quarter. Tactical ended the first quarter with an order backlog for equipment of approximately $2,590,000.

Financial Position
Working capital at December 31, 2003 was $1,508,140, a decrease of $259,525 from September 30, 2003.

Operating activities used cash of $252,646 compared to using cash of $418,011 in 2002. The net loss of $267,144 accounted for the majority of the cash used in operating activities. Investments in new equipment used cash of $22,148 compared to $51,003 in 2002.

Looking forward

Entering the second quarter of fiscal 2004, Strategic continues to commercialize RFID products and software; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic launched its iTRX Series of curfew monitoring equipment in the first quarter of 2004. The response from customers has been positive and Strategic has experienced an increase in demand for its products. With our focus on core strengths and our alliance with Sentinel in the United States, the Company should achieve positive results by its third quarter of fiscal 2004 excluding On Guard.

The Company has executed a letter of intent to purchase On Guard Plus Limited, a privately held U.K. corporation which provides offender monitoring services and technologies primarily in Europe. The terms of acquisition are US$1.5 million payable over one year in tranches of $500,000 each and 1 million common shares. Additional contingent consideration payable is calculated at 6.5% of revenues derived from existing and certain forecasted On Guard contracts in the event such revenues exceed US$3 million per year during each of the five years after closing of the acquisition.

On Guard has historically experienced gross revenues in the $5 million range and has netted about 10% of this revenue. It has invested in R&D and has rights to a number of innovative products which it has both developed and licensed-in. On Guard also has operations through a US subsidiary and employs a staff of 14. It has historically distributed most of its net income and expenses its R&D so that it has a nominal book value.

The Company has entered into a financing agreement with a syndicate of securities dealers which will offer $2.7 million Strategic Units comprised of one common share at $0.40 and $0.45 each and one half warrant to purchase one additional share at $0.50 and $0.60 each. The initial tranche of $700,000 is to be completed as a bought deal and the balance by short form offering document and private placement. The bought deal and private placement Units will have a four month hold and the balance will be freely tradable through the TSX Venture Exchange. Each whole warrant will be exercisable for 24 months from issuance. The dealers have reserved a 60 day 25% over allotment option and will receive an 8% commission on Units placed and a 12% option to purchase additional Units for a 24 month period at the offering price. The Company will pay a $25,000 work fee to the syndicate. The financing and On Guard acquisition are interdependent and are both expected to complete in the second quarter ending March 31st, 2004.

Doug H. Blakeway
President & CEO

Ian M. Brown
Vice President & CFO

STRATEGIC Technologies Inc.



2004

STRATEGIC TECHNOLOGIES INC.

SECOND QUARTER REPORT

Ending March 31, 2004









QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
STRATEGIC TECHNOLOGIES INC.	March 31, 2004	2004 / 05 / 27

ISSUER ADDRESS
BLDG. A, UNIT 102, 17802 – 66th AVENUE,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SURREY	B.C.	V3S 7X1	(604) 576-0436	(604) 576-8658

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Lynn Blakeway	V-P, Service Ops.	(604) 576-8658 Ext. 223

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lblakeway@strategic-tech.com	www.strategic-tech.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2004 / 05 / 27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2004 / 05 / 27

Consolidated Balance Sheets (Unaudited)

Prepared by Management Expressed in Canadian Dollars	**March 31 2004 $**	September 30 2003 $
ASSETS		
Current		
Cash	**690,142**	621,499
Accounts receivable	**1,163,326**	472,076
Inventory	**963,559**	1,141,650
Prepaids and deposits	**86,761**	62,793
	2,903,788	2,298,018
Investment & advances - affiliated	**132,511**	-
Property & equipment	**1,595,105**	418,906
Other assets	**2,094,170**	111,361
	6,725,574	2,828,285
LIABILITIES		
Current		
Accounts payable	**1,708,120**	354,511
Customer deposits	**472,551**	66,908
Loans payable	**1,307,443**	108,934
	3,488,114	530,353
Deferred income taxes	**54,131**	-
SHAREHOLDERS EQUITY		
Share capital	**13,617,719**	12,171,484
Subscription for shares	**-**	318,100
Cumulative translation adjustment	**(112,939)**	(119,108)
Contributed surplus	**129,613**	43,250
Deficit	**(10,451,064)**	(10,115,794)
	3,183,329	2,297,932
	6,725,574	2,828,285

Segment Information (Six Months)

Revenues - Electronic Monitoring	**949,546**	521,719
Revenues - Law Enforcement	**2,462,867**	2,266,789
	3,412,413	2,788,508
Net Income (Loss)		
Electronic Monitoring	**(609,305)**	(687,024)
Law Enforcement	**277,480**	279,495
	(331,825)	(407,529)
Capital Expenditures		
Electronic Monitoring	**131,384**	100,063
Law Enforcement	**648**	808

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
Tactical Technologies Inc.
Folsom, PA , USA
Website: tacticaltechnologies.com

On Guard Plus Limited
Manchester, England
Website: onguard-plus.com

STRATEGIC Monitoring Services, Inc.(inactive)
Capstone Technologies Inc.(Inactive)

Legal Counsel & Records Office
Lang Michener
Vancouver, British Columbia

Registrar and Transfer Agent
Computer Share Investor Services Inc.
Vancouver, British Columbia

Corporate Auditors
Deloitte & Touche LLP
Vancouver, British Columbia

Investor Relations
Ascenta Capital Partners Inc.
Vancouver, British Columbia

Stock Exchange Listing
TSX Venture Exchange Symbol - STI
In the USA, Sec. 12g - exemption file #82-1548

Share Capital at March 31, 2003
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 16,515,839 NPV shares (fully diluted 20,378,409)

This quarterly statement contains information (to the extent not based on historical events) that may constitute forward-looking statements. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, as well as statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ dramatically. Such risks and uncertainties with respect to the company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

Consolidated Statements of Earnings (Unaudited)
SECOND QUARTER ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	2004 $	2003 $
Revenues	**2,404,736**	1,528,339
Cost of Sales	**1,345,548**	928,308
Gross profit	**1,059,188**	600,031
Expenses		
General and administration	**436,812**	290,851
Stock based compensation (note 3)	**48,341**	-
Depreciation and amortization	**69,124**	40,319
Sales and marketing	**289,432**	186,786
Research and development	**126,289**	120,772
	969,998	638,728
Income (loss) from operations	**89,190**	(38,697)
Other		
Interest, bank and visa charges	**27,304**	50,308
Foreign exchange loss	**18,792**	73,964
(Gain) loss on disposal of equipmen	**(2,594)**	50,826
	43,502	175,098
Income (loss) before income taxes	**45,688**	(213,795)
Income taxes	**72,346**	-
Net loss	**(26,658)**	(213,795)
Basic net loss per share	**$ (0.00)**	$ (0.02)
Diluted net loss per share	**$ (0.00)**	$ (0.02)
Weighted average number of shares		
Basic	**13,882,894**	9,112,935
Diluted	**14,924,040**	10,268,458

Consolidated Statements of Earnings (Unaudited)
SIX MONTHS ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	2004 $	2003 $
Revenues	**3,412,413**	2,788,472
Cost of Sales	**1,987,050**	1,721,135
Gross profit	**1,425,363**	1,067,337
Expenses		
General and administration	**727,903**	588,739
Stock based compensation (note 3)	**86,363**	-
Depreciation and amortization	**108,503**	83,183
Sales and marketing	**457,450**	340,145
Research and development	**242,771**	215,956
	1,622,990	1,228,023
Loss from operations	**(197,627)**	(160,686)
Other		
Interest, bank and visa charges	**31,646**	73,847
Foreign exchange loss	**32,800**	77,999
(Gain) loss on disposal of equipment	**(2,594)**	51,145
	61,852	202,991
Loss before income taxes	**(259,479)**	(363,677)
Income taxes	**72,346**	-
Net loss	**(331,825)**	(363,677)
Basic net loss per share	**$ (0.03)**	$ (0.04)
Diluted net loss per share	**$ (0.02)**	$ (0.04)
Weighted average number of shares		
Basic	**13,225,082**	9,105,232
Diluted	**14,078,155**	10,084,346

Consolidated Statements of Deficit (Unaudited)
SECOND QUARTER ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	2004 $	2003 $
Deficit, beginning of period	**(10,420,961)**	(9,487,819)
Net loss	**(26,658)**	(213,795)
Deficit, end of period	**(10,447,619)**	(9,701,614)

Consolidated Statements of Deficit (Unaudited)
SIX MONTHS ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	2004 $	2003 $
Deficit, beginning of period	**(10,115,794)**	(9,337,937)
Net loss	**(331,825)**	(363,677)
Deficit, end of period	**(10,447,619)**	(9,701,614)

STRATEGIC Technologies Inc.

See Accompanying Notes

Consolidated Statements of Cash Flows (Unaudited)
SECOND QUARTER ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	**2004** **$**	**2003** **$**
Cash flows, operating activities		
Net income (loss)	**(26,658)**	(242,876)
Adjustments for:		
Depreciation and amortization	**69,515**	32,736
Stock based compensation	**48,341**	-
Accretion/amortization of financings	**-**	6,200
Gain on equipment disposal	**(2,594)**	-
Foreign exchange adjustment	**25,816**	1,687
CSV increase, life insurance	**(1,865)**	(1,451)
	139,213	39,172
Changes in non-cash working capital		
(Increase) in accounts receivable	**(79,682)**	304,880
Decrease in inventories	**244,270**	(33,261)
Decrease in prepaids	**20,847**	22,171
(Decrease) in accounts payable	**(143,995)**	279,107
Increase in customer deposits	**59,751**	(19,215)
	101,191	553,682
Cash flows, operating activities	**213,746**	349,978
Cash flows, investing activities		
Acquisition of On Guard (Note 4)	**(2,193,354)**	-
Other assets additions	**(12,936)**	-
Equipment acquisitions	**(109,236)**	(49,868)
Cash flows, investing activities	**(2,315,526)**	(49,868)
Cash flows, financing activities		
Decrease in agreement receivable	**-**	308,253
Proceeds from loans payable	**1,198,508**	7,500
Repayment of loans payable	**-**	(1,080,280)
Proceeds from shares issued	**1,128,136**	654,000
Cash flows, financing activities	**2,326,644**	(110,527)
Net increase in cash resources	**224,864**	189,583
Cash, beginning of period	**343,148**	1,088,318
Cash acquired in On Guard purchase	**122,130**	-
Cash, end of period	**690,142**	1,277,901
Supplementary Cash Flow Disclosure		
Interest paid	**24,721**	44,065
Income taxes paid	**-**	-

Consolidated Statements of Cash Flows (Unaudited)
SIX MONTHS ENDED MARCH 31

Prepared by Management Expressed in Canadian Dollars	**2004** **$**	2003 $
Cash flows, operating activities		
Net income (loss)	**(331,825)**	(407,529)
Adjustments for:		
Depreciation and amortization	**109,284**	69,355
Stock based compensation	**86,363**	-
Accretion/amortization of financings	**-**	15,500
Gain on equipment disposal	**(2,594)**	-
Foreign exchange adjustment	**14,186**	612
CSV increase, life insurance	**(1,865)**	(5,239)
	205,374	80,228
Changes in non-cash working capital		
(Increase) in accounts receivable	**(342,866)**	(51,321)
Decrease in inventories	**178,091**	(4,441)
Decrease in prepaids	**17,807**	30,477
Increase in accounts payable	**189,483**	293,796
Increase in customer deposits	**43,296**	(5,940)
	85,811	262,571
Cash flows, operating activities	**(40,640)**	(64,730)
Cash flows, investing activities		
Acquisition of On Guard (Note 4)	**(2,193,354)**	(100,871)
Other assets additions	**(14,754)**	-
Equipment acquisitions	**(131,384)**	(100,871)
Cash flows, investing activities	**(2,339,492)**	(201,742)
Cash flows, financing activities		
Decrease in agreement receivable	**-**	306,602
Proceeds from loans payable	**1,198,508**	18,750
Repayment of loans payable	**-**	(1,150,478)
Proceeds from share issue	**1,128,136**	654,000
Cash flows, financing activities	**2,326,644**	(171,126)
Net decrease in cash resources	**(53,488)**	(437,598)
Cash, beginning of period	**621,499**	1,614,628
Cash acquired in On Guard purchase	**122,130**	-
Cash, end of period	**690,141**	1,177,030
Supplementary Cash Flow Disclosure		
Interest paid	**29,063**	57,621
Income taxes paid	**-**	-

STRATEGIC Technologies Inc.

See Accompanying Notes

Expressed in Canadian Dollars

1. NATURE OF OPERATIONS

The Company manufactures electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defence industries in the United States and Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2003.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2003 as set out in the Company's Annual Report.

3. STOCK BASED COMPENSATION

The fair value of stock options are determined, at the date of grant, using the Black-Scholes option pricing model. The estimated weighted-average fair value of these options was determined using the following weighted-average assumptions:

Fair value of options	$ 0.40
Risk-free interest rate	3.50%
Expected hold period to exercise	4 years
Volatility in the stock price	86.25%
Dividend yield	0%

4. ACQUISITION OF ON GUARD PLUS LIMITED

Effective March 3, 2004, the Company acquired 100% of the shares of On Guard Plus Limited, a United Kingdom based service provider to Corrections Departments in Europe. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and the consideration given are as follows:

Net assets acquired at preliminary assigned values	$
Current assets, including cash of $122,130	512,289
Investment in Electronic Monitoring Technologies Svenska AB.	22,574
Advances to Electronic Monitoring Technologies Svenska AB.	111,446
Property & equipment	1,162,439
Technology	1,000,000
Goodwill	965,818
Accounts payable and accrued liabilities	(1,164,126)
Deferred income	(362,346)
Deferred income taxes	(54,740)
	2,193,354

Consideration paid	
1,000,000 shares of Strategic Technologies Inc. with a deemed value of $0.40 each	$ 400,000
Cash payment on closing	549,382
Payable to vendors, due September 3, 2003 & March 3, 2005	1,198,508
Stamp duty paid	10,727
Legal fees	34,737
	2,193,354

5. FINANCING AGREEMENT

In January, 2004, the Company entered into a financing agreement to offer $2.7 million of Strategic Units (share and half warrant) at between $0.40 and $0.45 per Unit with an initial $700,000 to be completed as a bought deal and the balance by short form offering document and private placement. Each whole warrant is exercisable from 24 months from issuance and the bought deal warrants will have a $0.50 exercise price and the balance have a $0.60 exercise price. The underwriters have reserved a 60 day 25% over-allotment option and receive an 8% commission on Units placed and a 12% option to purchase additional Units for a 24 month period at the offering price and a work fee.

On March 3, 2004, the Company closed the bought deal portion of the financing raising $875,000 (net proceeds of $728,136) including the 25% over-allotment resulting in the issuance of 2,187,500 shares and 1,093,750 warrants exercisable at $0.50 each.

Expressed in Canadian Dollars

6. CAPITAL STOCK

Authorized: 25,000,000 common shares without par value.

Issued common shares are as follows:

	2004 Number of shares	**2004 $ Amount**	2003 Number of shares	2003 $ Amount
Balance, beginning of period	**12,328,339**	**12,201,927**	9,066,717	11,531,757
Issued for share subscription	**1,000,000**	**318,100**	-	-
Issued for On Guard acquisition	**1,000,000**	**400,000**	-	-
Issued for Private Placements, net	**2,187,500**	**728,135**	3,200,000	654,000
	16,515,839	**13,648,162**	12,266,717	12,185,757
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
Balance, end of period	**16,504,769**	**13,617,719**	12,255,647	12,155,314

Warrants: Issued

	2004 Number of warrants	2003 Number of warrants	Expiry	Exercise Price	Additional cash if exercised
Balance, beginning of period	**700,000**	**1,411,276**	April 3,2005	$ 0.26	$ 182,000
Issued on share subscription	**500,000**	-	Oct 27, 2005	$ 0.44	$ 220,000
Issued for private placements	**1,093,750**	**700,000**	March 3,2006	$ 0.50	$ 546,875
Balance, end of period	**2,293,750**	**2,111,276**			$ 948,875

Each warrant issued entitles the holder to purchase one common share of the Company.

Units Issued:

	2004 Number of units	2003 Number of units
Balance, beginning of period	-	8,799,061
Units cancelled on repayment of debt	-	(8,705,600)
Balance, end of period	-	93,461

Options
In October, 2004, the Company issued 544,000 options to all employees, officers and directors and 400,000 options to consultants. On March 3, 2004, the Company issued 100,000 options to all employees and consultants of On Guard. The exercise price on all options issued is $0.40 and vest over varying periods of twelve to eighteen months.

7. SUBSEQUENT EVENT
The Company completed a second tranche of financing on May 7, 2004 which will result in the issuance of 2,197,444 Units (each a share and a half share purchase warrant) at $0.45 each per share and $0.60 each per full warrant for gross proceeds of $988,850.

8. COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

STRATEGIC Technologies Inc.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*
As detailed below:

Breakdown of Expenditures
2nd Quarter ended March 31, 2004

	2nd Quarter		Six Months	
	2004	2003	2004	2003
Cost of Sales				
Labour	$ 168,137	$ 194,873	$ 330,698	$ 398,707
Material	1,106,903	682,357	1,487,922	1,215,113
Software Development	53,388	-	53,630	-
Overheads	67,120	51,078	114,800	107,315
	$ 1,345,548	$ 928,308	$ 1,987,050	$ 1,721,135

Includes On Guard Plus Limited expenses for March 3 to March 31, 2004

	2nd Quarter		Six Months	
	2004	2003	2004	2003
General & Administration				
Bad debts (recovery)	$ -	$ 6,794	$ (512)	$ 15,703
Equipment maintenance, lease	8,428	6,228	18,163	11,817
General	27,806	20,228	42,427	35,214
Insurance	22,168	15,810	38,881	29,423
Management	105,789	109,298	211,503	220,132
Office	16,972	(18,481)	22,833	(18,736)
Premises	46,616	30,052	74,999	61,322
Professional Fees	34,140	38,045	57,449	62,318
Telephone	16,856	9,680	27,665	20,503
Office wages & benefits	158,067	73,197	234,495	151,043
	$ 436,812	$ 290,851	$ 727,903	$ 588,739

Includes On Guard Plus Limited expenses for March 3 to March 31, 2004

2. *RELATED PARTY TRANSACTIONS*
All related party transactions were in the normal course of business as set out in Note 13 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

a) Summary of securities issued during the period:
On March 3, 2004, the Company closed the bought deal portion of a financing which resulted in the issuance of 2,187,500 shares and 1,093,750 warrants exercisable at $0.50 each.

b) Summary of options granted during the period:
On March 3, 2004 the Company issued 100,000 options to all employees and consultants of On Guard Plus Limited. The exercise price on all options is $0.40 and vest over varying periods of twelve to eighteen months.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

a) Description of authorized share capital
25,000,000 common shares without par value

b) Number and recorded value for shares issued and outstanding
There are 16,515,839 shares value issued and outstanding at a recorded value of $13,617,719.

c) Description of options, warrants and convertible securities outstanding
i) Warrants:

Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 700,000 common shares at $0.26 for proceeds of $182,000.
Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 500,000 common shares at $0.44 for proceeds of $220,000.
Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 1,093,750 common shares at $0.50 for proceeds of $546,875.

ii) Options:

Name	No. of Shares	Price	Expiry date
Directors and Officers	405,000	$0.40	October 15, 2008
Employees	139,000	$0.40	October 15, 2008
Consultants	400,000	$0.40	October 15, 2008
Employees	65,455	$0.40	March 3, 2009
Consultants	34,545	$0.40	March 3, 2009

d) Number of shares in each class of shares subject to escrow or pooling agreements.
53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED.*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Bernhard J. Zinkhofer,	Director
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations
Rich Snyder	President, Tactical Technologies Inc.
Bob Thomas	Managing Director, On Guard Plus Limited

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders *May 18, 2004*

General Overview
Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. On March 3, 2004, Strategic acquired 100% ownership of On Guard Plus Limited, a service provider to Corrections markets in Europe. On Guard is located in Manchester, England. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

Results of Operations
The consolidated financial statements for the six months ended March 31, 2004 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies Inc. and Strategic Monitoring Services, Inc. (currently inactive). On Guard results of operations are included from March 3 to March 31, 2004.

Consolidated revenues, excluding On Guard, for the second quarter ended March 31, 2004 were $2,308,865 ($3,316,542 for the six months) compared to $1,528,257 (and $2,455,507) for the same periods last year. Rentals increased 111% to $39,176 ($74,846 for the six months) while product sales increased 50% to $2,269,689 ($3,241,696 for the six months). On Guard contributed revenues of $95,871 for March, 2004 bringing total consolidated revenues to $2,404,736 for the quarter and $3,412,413 for the six months.

Gross profit, excluding On Guard, for the 2004 second quarter was 45% of revenues and $1,030,324 (42% and $1,396,498 for the six months) compared to 39% and $600,031 (38% and $1,067,337 for the six months) in the prior year. The increase in gross profit is attributable to the higher revenues experienced in the quarter and to sales mix. On Guard contributed a gross profit of $28,864 being 30% of its revenues. The Company continues reviewing its production operations to identify cost reductions that are available to improve margins on products produced.

Expenses, excluding On Guard, increased 19 % to $758,643 (increased 15% to $1,411,636 for the six months) from $638,728 ($1,228,023 for the six months) in 2003. The expenses were increased by the adoption of the stock based compensation accounting policy resulting in $48,341 ($86,363 for the six months) being expensed. Sales and marketing costs increased $60,865 ($96,673 for the six months) due to the increased sales levels achieved. On Guard had expenses of $211,355 including depreciation and amortization of $24,572 resulting in an increase in consolidated expenses to $969,998 ($1,622,990 for the six months). The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

Interest, bank and visa charges decreased $23,004 to $27,304 ($42,201 to $31,646 for the six months) as the majority of debt was repaid in February, 2003. Foreign exchange losses decreased $55,172 to $18,792 ($45,199 to $32,800 for the six months) as the Canadian dollar stabilized against the United States dollar during the current year. Income taxes for the second quarter and the six months were $72,346 compared to nil in the comparable period in 2003. The income taxes arise on income earned by Tactical which operates in a different tax jurisdiction from Strategic.

The Company, excluding On Guard, had net income for the second quarter of $165,808 (net loss for the six months of $139,359) compared to a net loss of $213,795 ($363,677 for the six months) in the prior year. The consolidated net loss, which includes On Guard, for the second quarter was $26,658 or $0.00 per share ($331,825 or $0.03 per share for the six months) compared with a net loss of $213,795 and $0.02 per share ($363,677 and $0.04 per share for the six months) in the prior year's second quarter. On a fully diluted basis, the loss per share was $0.00 ($0.02 for the six months) in 2004 and $0.02($0.02 for the six months) in 2003.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $1,751,183 an increase of 23% from $1,424,918 producing net income of $399,179 compared to net income of $266,598 in the 2003 second quarter. For the six months Tactical had sales of $2,462,867 an increase of 9% from $2,266,789 producing net income of $370,464

compared to $279,495 in 2003. Tactical ended the second quarter with an order backlog for equipment of approximately $1,885,000.

Financial Position
Working capital at March 31, 2004 was a deficiency of $584,326, a decrease of $2,351,991 from September 30, 2003. The decrease is largely attributable to the acquisition of On Guard which had a working capital deficiency at acquisition date of $983,175 and amounts payable to the vendors of $1,198,508. Subsequent to March 31, 2004, the Company completed a second tranche of financing for gross proceeds of $988,850 (See Note 7).

Operating activities generated cash of $213,746 (used cash of $40,640 for the six months) compared to generating cash of $349,978 (used cash of $64,730 for the six months) in 2003. Investments in new equipment used cash of $109,236 ($131,384 for the six months) compared to $49,868 ($100,871 for the six months) in 2003. The acquisition of On Guard used cash of $2,193,354 in the second quarter and six months. Financing activities generated cash of $2,326,644 for the second quarter and the six months compared to using cash of $110,527 ($171,126 for the six months) in the comparable period in the prior year. The cash generated in the second quarter and six months to March 31, 2004 included $1,198,508 in loans payable to the vendors of On Guard and proceeds from share issues of $1,128,136 net of issue expenses.

Looking forward
Entering the third quarter of fiscal 2004, Strategic continues to commercialize RFID products and software; incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic is in the process of integrating On Guard's operations and completing the development of products On Guard had underway at the date of acquisition. One of the products, "Blutag" has been accepted for patent registration in the United States and Strategic expects to release the product in selected jurisdictions in July, 2004. Strategic is applying for patents on a number of unique wireless applications incorporated into its products. On Guard continues to grow its European operations but is not expected to return to profitability until the second quarter of 2005. With our focus on core strengths and our exclusive supply agreement with Sentinel in the United States, the Company, excluding On Guard and the amortization of costs related thereto, expects to achieve positive net earnings for fiscal 2004.
In December, 2002, the Company commenced an action against an engineering company to recover costs and consequential damages relating to technology developed for Strategic which failed to meet performance criteria. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

To assist in the acquisition of On Guard, the Company completed the first tranche of financing on March 3, 2004 raising net proceeds of $728,136 comprised of 2,187,500 Units (each a share and a half share purchase warrant) at $0.40 each per share and $0.50 each per full warrant. The 1,093,750 warrants are exercisable for two years from date of issue. Members of management participated in the issue of Units. A second tranche of financing closed in May, 2004 and will result in the issuance of 2,197,444 Units (each a share and a half share purchase warrant) at $0.45 each per share and $0.60 each per full warrant for gross proceeds of $988,850. The proceeds will be used to fund operations and for payment of loans payable arising from the acquisition.

Management's Statement of Responsibility
The management of Strategic Technologies Inc. is responsible for the preparation of the accompanying unaudited consolidated financial statements and the preparation and presentation of all the information in the Second Quarter Report. The unaudited consolidated financial statements are stated in Canadian dollars (CDN$) and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised of two non-management directors and one management director and is appointed annually by the Board of Directors. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements.

The Company's independent auditors, Deloitte & Touche LLP, have not reviewed the unaudited consolidated financial statements at March 31, 2004.

"Doug H. Blakeway"
President & Chief Executive Officer

"Ian M. Brown"
Vice President & Chief Financial Officer



2004

STRATEGIC TECHNOLOGIES INC.

THIRD QUARTER REPORT
Ending June 30, 2004









QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously FORM 61)

BRITISH COLUMBIA SECURITIES COMMISISION

ISSUER DETAILS NAME OF ISSUER STRATEGIC TECHNOLOGIES INC.			FOR QUARTER ENDED June 30, 2004	DATE OF REPORT YY/MM/DD 2004 / 08 / 25
ISSUER ADDRESS BLDG. A, UNIT 102, 17802 – 66th AVENUE,				
CITY CODE SURREY	PROVINCE B.C.	POSTAL V3S 7X1	ISSUER FAX NO. (604) 576-0436	ISSUER TELEPHONE NO. (604) 576-8658
CONTACT NAME Lynn Blakeway			CONTACT POSITION V-P, Service Ops.	CONTACT TELEPHONE NO. (604) 576-8658 Ext. 223
CONTACT EMAIL ADDRESS lblakeway@strategic-tech.com			WEB SITE ADDRESS www.strategic-tech.com	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"D.H. Blakeway"	Douglas H. Blakeway	2004 / 08 / 25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"I. Brown"	Ian Brown	2004 / 08 / 25

STRATEGIC Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	June 30 2004 $	September 30 2003 $
ASSETS		
Current		
Cash	**259,565**	621,499
Accounts receivable	**1,215,911**	472,076
Inventory	**1,134,772**	1,141,650
Prepaids	**115,825**	62,793
	2,726,073	2,298,018
Investment and advances (Note 4)	**135,605**	-
Property and equipment (Note 4)	**2,000,576**	418,906
Intangible assets (Note 4)	**1,131,436**	111,361
Goodwill (Note 4)	**965,818**	-
	6,959,508	2,828,285
LIABILITIES		
Current		
Accounts payable	**1,144,538**	255,054
Accrued liabilities	**351,724**	99,457
Customer deposits	**93,827**	66,908
Loans payable (Note 6)	**1,315,257**	108,934
	2,905,346	530,353
	55,381	-
	2,960,727	530,353
SHAREHOLDERS' EQUIITY		
Share capital (Note 7)	**14,500,112**	12,171,484
Subscription for shares	**-**	318,100
Contributed surplus	**161,794**	43,250
Cumulative translation adjustment	**(133,501)**	(119,108)
Deficit	**(10,529,624)**	(10,115,794)
	3,998,781	2,297,932
	6,959,508	2,828,285

Subsequent Events (Note 9)

See accompanying notes

STRATEGIC Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2004	2003	**2004**	2003
	$	$	**$**	$
Revenues	**1,941,493**	1,519,257	**5,353,906**	4,307,728
Cost of sales	**742,384**	901,165	**2,728,651**	2,617,825
Gross Profit	**1,199,109**	618,092	**2,625,255**	1,685,506
Sales and marketing	**381,485**	188,569	**838,812**	560,127
Depreciation and amortization	**141,540**	42,216	**250,825**	128,238
Stock based compensation	**32,151**	-	**118,637**	-
General and administration	**657,291**	242,905	**1,385,195**	849,454
Research and development	**126,468**	126,832	**369,238**	342,787
Financing charges	**45,258**	19,258	**76,904**	92,377
Foreign exchange loss (gain)	**(31,456)**	127,798	**1,344**	199,823
Loss (gain) on disposal of equipment	**2,586**	-	**(8)**	51,147
Loss before income taxes	**(156,214)**	(126,486)	**(415,692)**	(534,050)
Income taxes	**(77,654)**	6,800	**(5,307)**	6,800
Net loss	**(78,560)**	(133,286)	**(410,385)**	(540,850)
Loss per share				
Basic	**($0.01)**	($0.01)	**($0.03)**	($0.06)
Diluted	**($0.00)**	($0.01)	**($0.03)**	($0.06)
Weighted average number of shares				
Basic	**15,274,724**	10,367,153	**14,138,266**	8,335,403
Diluted	**17,010,057**	10,542,153	**15,434,821**	11,726,664

See accompanying notes

Consolidated Statements of Deficit(Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2004	2003	**2004**	2003
	$	$	**$**	$
Deficit, Beginning of year	**(10,451,064)**	(9,568,476)	**(10,119,239)**	(9,160,912)
Net loss	**(78,560)**	(133,286)	**(410,385)**	(540,850)
Deficit, End of year	**(10,529,624)**	(9,701,762)	**(10,529,624)**	(9,701,762)

See accompanying notes

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2004	2003	**2004**	2003
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss	**(78,560)**	(133,286)	**(410,385)**	540,850
Items not involving cash:				
Depreciation and amortization	**141,540**	33,220	**250,825**	102,575
Stock-based compensation	**32,151**	-	**118.637**	-
Foreign exchange adjustment	**(40,265)**	(29,214)	**(32,425)**	(28,355)
Other	**(1,818)**	(1,818)	**(18,436)**	(1,257)
Non-cash working capital changes (Note 8)	**(843,443)**	(72,208)	**(757,632)**	188,500
	(794,022)	(203,306)	**(849,416)**	(269,687)
INVESTING ACTIVITIES				
Business acquisition (Note 4)	**-**	-	**(594,846)**	-
Property and equipment acquisitions	**(528,175)**	(14,828)	**(659,559)**	(115,699)
	(528,175)	(14,828)	**(1,254,405)**	(115,699)
FINANCING ACTIVITIES				
(Increase) decrease in agreement Receivable	**-**	(212)	**-**	308,041
Proceeds from loans payable	**9,229**	-	**9,229**	18,750
Repayment of loans payable	**-**	-	**-**	(1,150,478)
Shares issued, net of issue costs	**882,392**	-	**1,610,528**	654,000
	891,621	(212)	**1,619,757**	1,395,501
Net decrease in cash	**(430,576)**	(218,346)	**(484,064)**	(555,073)
Cash, beginning of period	**690,141**	1,277,901	**621,499**	1,614,628
Cash acquired with business acquisition	**-**	-	**122,130**	-
Cash, end of period	**259,565**	1,059,555	**259,565**	1,059,555
Supplementary Cash Flow Disclosure				
Interest Paid	**10,096**	19,258	**36,928**	76,879
Income taxes paid	**19,582**	-	**91,928**	-

Non-cash investing and financing transactions:
During the nine months ended June 30, 2004 the Company issued 1,000,000 common shares valued at $400,000 on the acquisition of On Guard Plus Limited (Note 4). As part of the transaction, the Company assumed a working capital deficiency of $1,136,313 and incurred debt of $1,198,509 (Note 4).

See accompanying notes

STRATEGIC Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2004 and 2003
Expressed in Canadian Dollars

1. SIGNIFICANT ACCOUNTING POLICIES
Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2003 as set out in the Company's Annual Report.

2. STOCK BASED COMPENSATION
The Company accounts for all stock-based payments granted on or after October 1,2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. The estimated weighted-average fair value of the options was determined using the following weighted-average assumptions:

Fair value of options	$0.40
Risk-free interest rate	3.50%
Expected hold period to exercise	4 years
Volatility in stock price	86.25%
Dividend yield	0.00%

3. SEGMENT INFORMATION

	THIRD QUARTER		NINE MONTHS	
	2004	2003	**2004**	2003
	$	$	**$**	$
Revenues – Corrections	**929,726**	215,261	**1,879,272**	736,980
Revenues – Law Enforcement	**1,011,767**	1,303,959	**3,474,634**	3,570,748
Net Income (Loss) – Corrections	**(234,844)**	(234,877)	**(844,149)**	(844,182)
Net Income (Loss) – Law Enforcement	**156,284**	25,852	**433,764**	303,332
Capital Expenditures – Corrections	**519,746**	7,479	**650,269**	107,542
Capital Expenditures – Law Enforcement	**8,429**	3,270	**9,290**	4,078

4. ACQUISITION OF ON GUARD PLUS LIMITED
Effective March 3, 2004, the Company acquired 100% of the shares of On Guard Plus Limited, a United Kingdom based service provider to Corrections Departments in Europe. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and the consideration given are as follows:

Net assets acquired at preliminary assigned values	$
Current assets, including cash of $122,130	512,289
Investment in Electronic Monitoring Technologies Svenska AB	22,574
Advances to Electronic Monitoring Technologies Svenska AB	111,446
Property and equipment	1,162,439
Technology	1,000,000
Goodwill	965,818
Accounts payable and accrued liabilities	(1,164,126)
Deferred income	(362,346)
Deferred income taxes	(54,740)
	2,193,354

Consideration paid	$
1,000,000 shares of Strategic Technologies Inc., deemed value of $0.40 each	400,000
Cash payment on closing	549,382
Payable to vendors, due September 3, 2004 and March 3, 2005	1,198,508
Stamp duty paid	10,727
Legal fees	34,737
	2,193,354

To assist in the On Guard purchase, the Company entered into a financing agreement to offer $2.7 million of Strategic Units (share and half warrant) at between $0.40 and $0.45 per Unit with an initial $700,000 to be completed as a bought deal and the balance by short term offering document and private placement. Each whole warrant is exercisable for 24 months from issuance and the bought deal warrants will have a $0.50 exercise price and the balance will have a $0.60 exercise price. The underwriters reserved a 60 day 25% over-allotment option and received an 8% commission on Units placed and a 12% option to purchase additional units for a 24 month period at the offering price and a work fee. On March 3, 2004, the Company closed the bought deal portion of the financing raising $875,000 (net proceeds of $728,136) including the 25% over-allotment resulting in the issuance of 2,187,500 shares and 1,093,750 warrants exercisable at $0.50 each.

5. FINANCING AGREEMENT

In May, 2004, the Company completed a financing agreement which resulted in the issuance of 2,307,444 common shares at $0.45 per share and 1,153,722 warrants at $0.60 each. The financing raised net proceeds of $882,392.

6. LOANS & NOTES PAYABLE

	2004 **$**	2003 $
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due August, 2000	**108,934**	108,934
Loan Payable, non interest bearing, due in two equal installments on September 3, 2004 and March 3, 2005	**598,648**	-
4% Notes Payable, due in two equal installments on September 3, 2004 and March 3, 2005	607,675	-
	1,315,257	108,934

7. CAPITAL STOCK

a) Authorized: unlimited common shares without par value.

b) Issued common shares are as follows:

	Number of Shares	$ Amount
Issued, September 30, 2002	9,066,717	11,531,756
Issued for private placement, net of issue costs	3,200,000	654,000
Issued on exercise of warrants	61,622	16,170
Issued, September 30, 2003	12,328,339	12,201,926
Issued for share subscription, net of issue costs	1,000,000	318,100
Issued for On Guard Plus Limited acquisition (Note 4)	1,000,000	400,000
Issued for private placement, net of issue costs (Note 4)	2,187,500	728,136
Issued for financing, net of issue costs (Note 5)	2,307,444	882,392
Issued, June 30, 2004	18,823,283	14,530,555
Less: Treasury stock	(11,070)	(30,443)
Balance, June 30, 2004	18,812,213	14,500,112

c) Issued warrants are as follows:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2002			1,411,276
Issued for private placement	$0.22	March 31, 2005	700,000
Expired during year			(1,349,654)
Warrants converted to shares			(61,622)
Issued, September 30 ,2003			700,000
Issued for share subscription	$0.44	October 27, 2005	500,000
Issued for private placement	$0.50	March 3, 2005	1,093,750
Issued for financing	$0.60	May 7, 2006	1,153,722
Issued June 30, 2004			3,447,472

d) Units Issued:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2002			8,799,061
Cancelled on repayment of convertible notes and interest			(4,859,446)
Cancelled on repayment of convertible bonds			(3,846,154)
Redeemed from holder for cash payment of $5,000.			(93,461)
Issued, September 30, 2003			-
Issued to Agent on private placement	$0.40/$0.50	March 3, 2006	393,615
Issued to Agent on financings	$0.45/$0.60	May 7, 2006	404,001
Issued, June 30, 2004			797,616

e) Options:

	Exercise Price	Expiry	Number of Options
Issued, September 30, 2001, 2002 and 2003			-
Issued to employees	$0.40	October 22, 2008	544,000
Issued to consultants	$0.40	October 22, 2008	400,000
Issued to employees of On Guard Plus Limited	$0.40	March 3, 2009	100,000
Issued, June 30, 2004			1,044,000

8. CHANGE IN NON-CASH WORKING CAPITAL

	THIRD QUARTER		NINE MONTHS	
	2004	2003	2004	2003
Accounts receivable	(52585)	113,059	(395,451)	61,738
Inventory	(171,213)	(11,456)	6,878	(17,760)
Prepaids	(29,064)	(30,731)	(11,257)	(254)
Accounts payable	(126,334)	(159,565)	(86,830)	134,231
Accrued liabilities	(85,525)		64,454	
Customer deposits	(378,722)	16,485	(335,426)	10,545
Change in non-cash working capital	(843,443)	(72,208)	(757,632)	188,500

9. SUBSEQUENT EVENTS

The Company has entered into an agreement with Northern Securities Inc. to raise up to $3 million dollars through a best efforts private placement of debenture units. Each debenture unit will comprise a $1,000 debenture and 1,000 detachable common share purchase warrants. The debentures will bear interest at 12 per cent per annum and will have a term of two years. Each warrant will be exercisable into one common share of the Company for a period of 24 months at $0.60 per share.

In August, 2004, the Company signed a Letter of Intent to sell Verquis LLC which was acquired as part of the On Guard Plus Limited acquisition completed in March, 2004. In addition to holding the US (only) rights to the BluTag real time tracking system, Verquis LLC supplies certain voice verification services to law enforcement agencies in the US. The divestiture reflects Strategic's non-competition obligations to its primary customer, Sentinel Offender Monitoring Services LLC. Under the divestiture, the purchaser will pay Strategic US$1 million and has granted Strategic an option to acquire minority equity in the purchaser at a future date.

10. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS*
   As detailed below:

Breakdown of Expenditures
3rd Quarter ended June 30, 2004

	3rd Quarter		Nine Months	
	2004	2003	2004	2003
Cost of Sales				
Labour	$ 162,160	$ 158,514	$ 492,858	$ 557,221
Material	550,747	679,889	2,038,668	1,893,863
Software Development	(58,382)	-	(4,752)	-
Overheads	87,859	62,762	201,877	166,741
	$ 742,384	$ 901,165	$ 2,728,651	$ 2,617,825

Includes On Guard Plus Limited expenses for March 3 to June 30, 2004

	3rd Quarter		Nine Months	
	2004	2003	2004	2003
General & Administration				
Bad debts (recovery)	$ -	$ (40,832)	$ (512)	$ (19,311)
Equipment maintenance, lease	6,784	7,717	24,947	19,526
General	28,353	18,976	70,778	54,188
Insurance	13,569	6,581	52,450	36,003
Management	105,951	92,516	317,455	281,238
Office	19,055	10,108	41,889	35,462
Premises	96,571	28,430	171,571	89,752
Professional Fees	60,542	37,774	117,992	99,415
Telephone	37,028	9,604	64,692	30,108
Office wages & benefits	289,438	72,031	523,933	223,073
	$ 657,291	$ 242,905	$ 1,385,195	$ 849,454

Includes On Guard Plus Limited expenses for March 3 to June 30, 2004

2. *RELATED PARTY TRANSACTIONS*
   All related party transactions were in the normal course of business as set out in Note 13 of the Annual Financial statements.

3. *SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD*

   a) Summary of securities issued during the period:
      In May, 2004, the Company closed the sale of 2,307,444 units at a price of $0.45 per Unit, pursuant to the second tranche of the financing announced in January, 2004. Each unit consists of one common share and one half of one warrant. Each whole warrant (two half warrants) is exercisable at a price of $0.60 for a 24 month period.

b) Summary of options granted during the period:
None.

4. *SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD*

a) Description of authorized share capital
25,000,000 common shares without par value

b) Number and recorded value for shares issued and outstanding
There are 18,812,213 shares value issued and outstanding at a recorded value of $14,500,112.

c) Description of options, warrants and convertible securities outstanding
i) Warrants:

Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 700,000 common shares at $0.26 for proceeds of $182,000.
Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 500,000 common shares at $0.44 for proceeds of $220,000.
Shares issued in a private placement have warrants attached which, if exercised would result in the issuance of 1,093,750 common shares at $0.50 for proceeds of $546,875.
Shares issued in a Short Form Offering have warrants attached which, if exercised would result in the issuance of 1,153,722 common shares at $0.60 for proceeds of $692,233.

ii) Options:

Name	No. of Shares	Price	Expiry date
Directors and Officers	405,000	$0.40	October 15, 2008
Employees	139,000	$0.40	October 15, 2008
Consultants	400,000	$0.40	October 15, 2008
Employees	65,455	$0.40	March 3, 2009
Consultants	34,545	$0.40	March 3, 2009

d) Number of shares in each class of shares subject to escrow or pooling agreements.
53,571 escrow shares

5. *LIST THE NAMES OF THE DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED:*

Douglas H. Blakeway,	President, Chief Executive Officer and Director
Ian M. Brown,	Vice-President, Finance, Chief Financial Officer, Secretary and Director
Kenneth R. Tolmie,	Director
Lynn Blakeway,	Vice-President, Service Operations
Steve Rosset,	Vice-President, Technical Operations
Rich Snyder	President, Tactical Technologies Inc.
Bob Thomas	Director, and President, On Guard Plus Limited

SCHEDULE C
MANAGEMENT DISCUSSION

Report to our Shareholders

General Overview
Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. On March 3, 2004, Strategic acquired 100% ownership of On Guard Plus Limited, a service provider to Corrections markets in Europe. On Guard is located in Manchester, England. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

Results of Operations
The consolidated financial statements for the nine months ended June 30, 2004 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies Inc. and Strategic Monitoring Services, Inc. (currently inactive). On Guard results of operations are included from March 3 to June 30, 2004.

Consolidated revenues for the third quarter ended June 30, 2004 were $1,941,493 ($5,353,906 for the nine months) compared to $1,519,257 (and $4,307,728) for the same periods last year. Rentals increased 289% to $44,756 ($101,076 for the nine months) while product sales increased to $1,501,845 ($4,713,136 for the nine months). In addition, On Guard contributed rental and consulting revenues of $443,766 ($539,694 from March, 2004).

Gross profit for the 2004 third quarter was 62% of revenues and $1,199,109 (49% and $2,625,255 for the nine months) compared to 41% and $618,092 (39% and $1,685,506 for the nine months) in the prior year. The increase in gross profit is attributable to the higher rental and consulting revenues experienced in the quarter and to sales mix of products sold. The Company continues reviewing its production operations to identify cost reductions that are available to improve margins on products produced.

Sales and marketing expense increased to $381,485 ($838,812 for the nine months) from $188,569 ($560,127 for the nine months) in 2003. The majority of the increase is attributable to the inclusion of On Guard's sales and marketing expenses.

Expenses were increased by the adoption of the stock based compensation accounting policy, effective October 1, 2003, resulting in $32,151 ($118,637 for the nine months) being expensed.

General and administration expense increased $414,386 ($535,741 for the nine months) to $657,291 ($1,395,195 for the nine months). The inclusion of On Guard in the third quarter contributed $373,814 ($497,338 for the nine months) to the increases. The remaining increase is attributable to the recovery of bad debts in the third quarter of $0 ($512 for nine months) compared to the prior year of a recovery of $40,832 in the third quarter ($19,311 for the nine months).

The Company continues to monitor its expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses. The Company is reviewing the operations of On Guard Plus Limited to identify cost savings that may be implemented. It expects to complete this review and implement any changes by the end of the first quarter of fiscal 2005.

The Company had a foreign exchange gain in the third quarter of $31,456 (loss of $1,344 for the nine months) compared to a loss of $124,798 ($199,823 for the nine months) in the 2003 comparable periods. The difference mainly reflects the fall in the value of the United States dollar compared to the Canadian dollar from September, 2002 to June 30, 2003.

Income taxes for the third quarter were a recovery of $77,654 ($5,307 for the nine months) compared to a provision of $6,800 in the 2003 third quarter ($6,800 for the nine months). These amounts in the third quarter are the result of a

recovery of income taxes by On Guard of $97,236 ($97,236 for the nine months) net of the provision for income taxes of $19,582 ($91,928 for the nine months) by Tactical.

The Company had a net loss for the third quarter of $78,560 ($410,385 for the nine months) compared to a net loss of $133,286 ($540,850 for the nine months) in the prior year. The net loss for the third quarter was $0.01 per share ($0.03 per share for the nine months) compared with a net loss of $0.01 per share ($0.06 per share for the nine months) in the prior year's third quarter. On a fully diluted basis, the loss per share was $0.00 ($0.03 for the nine months) in 2004 and $0.01($0.06 for the nine months) in 2003.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales for the third quarter of $1,011,767, a decrease of 29% from $1,303,959 in the comparable period in 2003, producing net income of $156,284 compared to net income of $25,852 in the 2003 third quarter. For the nine months Tactical had sales of $3,474,634, a decrease of 3% from $3,570,748, producing net income of $433,764 compared to $303,332 in 2003. Tactical ended the third quarter with an order backlog for equipment of approximately $1,665,000.

Financial Position
Working capital at June 30, 2004 was a deficiency of $179,273, a decrease of $1,946,938 from September 30, 2003. The decrease is attributable to the acquisition of On Guard which had a working capital deficiency at acquisition date of $983,175 and the loans payable to the vendors of $1,198,508 incurred by the Company and due within one year.

Operating activities used cash of $794,022 (used cash of $849,416 for the nine months) compared to using cash of $203,306 ($269,687 for the nine months) in 2003. Investments in new equipment used cash of $528,175 ($659,559 for the nine months) compared to $14,828 ($115,699 for the nine months) in 2003. The acquisition of On Guard used cash of $594,846 in the nine months. Financing activities generated cash of $891,621 for the third quarter ($1,619,757 for the nine months) compared to using cash of $212 (generating cash of $1,395,501 for the nine months) in the comparable period in the prior year.

Looking forward
Entering the fourth quarter of fiscal 2004, Strategic continues to commercialize RFID products and software, incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic is in the process of integrating On Guard's operations and completing the development of products On Guard had underway at the date of acquisition. One of the products, "Blutag", has been accepted for patent registration in the United States and Strategic expects to release the product in selected jurisdictions in November, 2004. Strategic is applying for patents on a number of unique wireless applications incorporated into its products. On Guard continues to grow its European operations but is not expected to return to profitability until the second quarter of 2005. With our focus on core strengths and our exclusive supply agreement with Sentinel in the United States, the Company, excluding On Guard and the amortization of costs related thereto, expects to achieve positive net earnings for the fourth quarter of fiscal 2004.

In December, 2002, the Company commenced an action against an engineering company to recover costs and consequential damages relating to technology developed for Strategic which failed to meet performance criteria. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

In July, 2004, the Company entered into an agreement with Northern Securities Inc. to raise up to $3 million dollars through a best efforts private placement of debenture units. Each debenture unit will comprise a $1,000 debenture and 1,000 detachable common share purchase warrants. The debentures will bear interest at 12 per cent per annum and will have a term of two years. Each warrant will be exercisable into one common share of the Company for a period of 24 months at $0.60 per share.

In August, 2004, the Company signed a Letter of Intent to sell Verquis LLC which was acquired as part of the On Guard Plus Limited acquisition completed in March, 2004. In addition to holding the US (only) rights to the BluTag real time tracking system, Verquis LLC supplies certain voice verification services to law enforcement agencies in the US. The divestiture reflects Strategic's non-competition obligations to its primary customer, Sentinel Offender Monitoring Services LLC. Under the divestiture, the purchaser will pay Strategic US$1 million and has granted Strategic an option to acquire minority equity in the purchaser at a future date.

Management's Statement of Responsibility

The management of Strategic Technologies Inc. is responsible for the preparation of the accompanying unaudited consolidated financial statements and the preparation and presentation of all the information in the Second Quarter Report. The unaudited consolidated financial statements are stated in Canadian dollars (CDN$) and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised of two non-management directors and one management director and is appointed annually by the Board of Directors. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements.

The Company's independent auditors, Deloitte & Touche LLP, have not reviewed the unaudited consolidated financial statements at June 30, 2004.

"Doug H. Blakeway"
President & Chief Executive Officer

"Ian M. Brown"
Vice President & Chief Financial Officer

STRATEGIC Technologies Inc.

August 25, 2004

Corporate Information

STRATEGIC Technologies Inc.
Building A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly-owned subsidiaries
Tactical Technologies Inc.
Folsom, PA, USA
Website: tacticaltechnologies.com

On Guard Plus Limited
Manchester, England
Website: onguard-plus.com

Strategic Monitoring Services, Inc. (inactive)
Capstone Technologies Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
Vancouver, British Columbia

Investor Relations
Ascenta Capital Partners Inc.
Vancouver, British Columbia

Registrar and Transfer Agent
Computer Share Investor Services Inc.
Vancouver, British Columbia

Corporate Auditors
Deloitte & Touche LLP
Vancouver, British Columbia

Stock Exchange Listing
TSX Venture Exchange Symbol – **STI**
In the USA, Sec. 12g – exemption file #82-1548

STRATEGIC TECHNOLOGIES INC.

(the "Company")

ANNUAL INFORMATION FORM

For the year end September 30, 2003

Filed: February 19, 2004

AIF2003.DOC

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

Name and Incorporation of the Company

Strategic Technologies Inc. was incorporated by registration of its Articles and Memorandum pursuant to the *Company Act* of the Province of British Columbia under the name Cancom Industries Inc. on May 4, 1984 and changed its name to Strategic Technologies Inc. on July 18, 1990.

Strategic's business office is located at Building A, Unit 102 – 17802 – 66th Avenue, Surrey, British Columbia, V3S 7X1 (604) 576-8658 and its registered office is located c/o its solicitors, 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

In this Annual Information Form, the "Company" or "Strategic" refers to Strategic Technologies Inc. and its subsidiaries together. Certain terms used herein are defined in the text and others are included in the glossary on page 2 of this Annual Information Form.

This Annual Information Form ("AIF") contains forward-looking statements reflecting the Company's current expectations regarding its business and operations in upcoming years. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, lack of equipment sales, inability to secure additional equipment supply contracts or obtain additional financing; and technological change. All dollar amounts herein in this AIF are expressed in Canadian dollars unless otherwise stated.

Documents incorporated by reference in the AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Strategic, copies of which are available on request from the offices of the Company or on the SEDAR web site (www.SEDAR.com). (See Item 8).

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Strategic is in the business of developing and manufacturing electronic offender curfew monitoring and tracking equipment and related services, together with intelligence gathering and surveillance equipment to private service providers and governmental agencies. In August, 2002 Strategic completed the sale of the assets of two of its subsidiaries to Sentinel Offender Services, LLC ("Sentinel") in consideration of the payment of CDN$4.6 million. The assets comprised approximately 3,700 units of offender monitoring equipment and all the United States customer contracts. It was a condition of the agreement that Strategic be the exclusive supplier to Sentinel of monitoring equipment in the United States until August, 2006. Strategic must also make available to Sentinel its latest products. Strategic will continue to market its products outside the United States. Strategic performs its software programming, some component assembly, technical support and administration from a 19,000 square foot leased facility located in Surrey, British Columbia. Strategic has three wholly-owned subsidiaries, Tactical Technologies Inc., Capstone Technologies Inc. and Strategic Monitoring Services Inc. Tactical Technologies Inc. and Strategic Monitoring Services Inc. are Delaware incorporated companies, and Capstone Technologies Inc. is incorporated under the laws of Alabama. Strategic Monitoring Services, Inc. and Capstone Technologies, Inc. are both inactive as a result of the sale to Sentinel.

The Company has recently executed a letter of intent to purchase On Guard Plus Limited, a privately held U.K. corporation which provides offender monitoring services and technologies primarily in Europe. The terms of acquisition are US$1.5 million payable over one year in three tranches of $500,000 each and 1 million common shares. Additional contingent consideration payable is also calculated at 6.5% of

revenues derived from existing and certain forecasted On Guard contracts to the extent such revenues exceed US$3 million per year during the five years after closing of the acquisition.

On Guard has historically experienced gross revenues in the $5 million range and has netted about 10% of this revenue. Revenues will be lesser this year because certain customer contracts are ending, however On Guard is bidding for new contracts although the outcome of this bidding process is uncertain at this time. It has invested in R&D and has rights to a number of innovative product technologies which it has both developed and licensed-in. On Guard also has operations through a US subsidiary and employs a staff of 14. It has historically distributed most of its net income and expenses its R&D so that it has a relatively nominal book value.

The Company has entered into a financing agreement with a syndicate of underwriters which intend to offer $2.7 million Strategic Units comprised of one common share at $0.40 and $0.45 each and one half warrant to purchase one additional share at $0.50 and $0.60 each subject to approval of the TSX Venture Exchange. The initial tranche of $700,000 is to be completed as a bought deal and the balance by short form offering document and private placement. The bought deal and private placement Units will have a four month hold and the balance will be freely tradable through the TSX Venture Exchange. Each whole warrant will be exercisable for 24 months from issuance. The underwriters have reserved a 60 day 25% over allotment option and will receive an 8% commission on Units placed and a 12% option to purchase additional Units for a 24 month period at the offering price. The Company will pay a $25,000 work fee to the syndicate. The financing and On Guard acquisition are interdependent and subject to TSX Venture Exchange approval and are both expected to complete in the second quarter ending March 31st, 2004, however there can be no certainty that the acquisition and financing will complete in a timely fashion or at all.

Glossary

In this AIF, the following terms have the meanings set forth herein:

CSA means Canadian Standards Association.

DTMF means digital tone multi-frequency.

DVDS means domestic violence deterrent system.

EMCC means electronically monitored curfew compliance.

EMHC means electrically monitored home confinement.

FCC means the Federal Communication Commission.

FVU means field verification unit.

GPS means global positioning system.

HLEM means horizontal loop electro-magnetic survey.

ISO9001 means quality assurance procedures verified by the International Standards Organization.

MUMS means multiple unit monitoring system.

PID	means a personal identification device.
PRU+	means a personal radio receiver unit.
RF	means radio frequency.

ITEM 3 DESCRIPTION OF BUSINESS

Corporate History and Business

Strategic was incorporated in 1984 as Cancom Industries Inc. and listed for trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in July 1986. Cancom's initial focus was on designing and marketing infrared, surveillance and security devices to military, intelligence and law enforcement agencies. In 1990, Cancom changed its name to Strategic Technologies Inc. and expanded its activities to include electronic curfew monitoring. In 1991, after initially retailing offender monitoring equipment, Strategic changed its marketing strategy to renting the equipment, to better respond to the budgetary needs of governments. Renting the equipment also permitted Strategic to better retain control of proprietary technology and capture a more stable monthly recurring revenue.

In 1994, Strategic acquired a 100% interest in Tactical Technologies Inc. ("Tactical") of Folsom, Pennsylvania, a manufacturer of covert radio frequency surveillance equipment sold to law enforcement agencies. Strategic and its subsidiary has 37 employees, of which 24 are employed by Tactical.

Strategic has developed a proprietary radio frequency (RF) closed loop wireless technology platform which it believes has operational advantages over its competitors. Considerable resources have been expended developing the technology to provide a reliable RF link and monitoring software. Additional core technology includes a Global Positioning Satellite (GPS)/Cellular product that is currently in use by law enforcement agencies to covertly track vehicles.

Hardware

Strategic has developed various RF identification links which, with minor modifications are marketed with products other than offender monitoring.

The RF link includes a multi-channel frequency transmitter and receiver that eliminates dead spots commonly found in existing RF technology, on-site variable range setting and the receiver's ability to display messages (short message service ("SMS")). Strategic's RF link will enable Strategic to develop and expand its wireless local loop solutions and offer new products with minimal changes to the RF link itself.

Software

In conjunction with the development of the RF link, Strategic developed a new monitoring software platform using data base applications. The software platform was released for beta testing in September 2000 and released to the market in late October, 2000. The platform is Microsoft Windows-based. Several revisions have been made to the software and successfully released since that time.

Electronic Curfew Monitoring – Industry Overview

Offender monitoring is a corrections tool which has developed to meet the challenge of overcrowding in prisons and the rising costs of prison incarceration. Offender monitoring is intended to bridge the gap between unrestricted freedom and incarceration of an offender. Electronic monitoring was conceived in the U.S. and prototypes date back to the early 80's. Acceptance in the corrections community has been slow, but technological improvements and sufficient test trials by various correction agencies in Canada, the U.S. and several other countries have demonstrated the effectiveness of electronically monitoring offenders. Electronically monitored curfew compliance (EMCC) is the typically used system to measure the compliance to curfews for the relatively low risk and non-violent offenders. EMCC consists of a transmitter bracelet attached to an offender's wrist or ankle whose transmissions restrict movement to a specified radius of an in-home monitoring device using radio frequency technology. The monitoring device is connected to a central monitoring station using traditional telephone lines or cellular wireless communications. The offender may be permitted to go to work and other pre-arranged engagements when not confined to the home. Anytime the offender leaves or re-enters the monitored zone, corrections personnel are notified, permitting prompt response to infractions.

According to the National Institute of Justice and Journal of Offender Monitoring, there are approximately 120,000 active offender monitoring units in use in North America. Industry revenues are currently estimated at US$200 million and are growing by approximately 8% annually. The industry consists of about six significant companies manufacturing electronic monitoring equipment. They are BI Incorporated ("BI"), Dmatek Ltd. (also known as and herein "Elmo-Tech"), Securicor EMS, Inc. ("EMSI"), Premier Geografix Limited ("Premier"), Strategic Technologies Inc. ("STI") and Digital Technologies 2000 ("DT2000") There are about sixteen companies that provide monitoring services with BI and Sentinel being the two largest. Several government agencies also operate their own monitoring stations. The largest manufacturing competitor in the U.S. is BI. BI was a public company that was privately acquired in October 2000 by KBII Holdings, Inc. for approximately US$86 million. BI entered the industry in 1984. Given technological developments over the last several years, most early model equipment is now obsolete and Strategic believes many correction agencies will need to replace upwards of 60,000 units over the next few years. Management of Strategic anticipates that many of these agencies will elect to rent rather than purchase equipment, thus avoiding the capital outlay and costs associated with servicing equipment.

According to The Journal of Offender Monitoring and the American Probation and Parole Association, the cost of EMCC government run programs are generally in the range of US$20 to US$50 per day per unit depending on the nature of the program. The cost of incarceration can be in excess of US$150 per day. EMCC helps address the problems of overcrowding, reduces operating costs and permits corrections officers to better assess the compliance of offenders on parole and probation. The offender can maintain employment and there is less disruption to the family structure. In the U.S., monitoring costs are in some cases being passed on to offenders in "user-pay" programs, thus reducing the government's out-of- pocket expenses of maintaining the system. EMCC is intended for non-violent and non-impulsive felons.

Strategic's Operations and Products

Strategic's focus is on the U.S., which through its supply agreement with Sentinel, accounts for over 90% of its corrections division revenues and which has a large prison population. In the U.S. in 2002, 6.7 million people were on probation, in jail or on parole; that is 1 in every 32 adults. Sentinel markets equipment manufactured by Strategic under its private label "DualTrak". Strategic has also developed a Multiple Unit Monitoring System (MUMS) which is a self-contained solution for halfway houses. Other products developed include the use of an early warning system for domestic violence victims (DVDS) and a GPS/Cellular (Global Positioning Satellite system) under the brand name "The Shadow", tracking

system to covertly track vehicle movements. GPS/Cellular units are marketed through Strategic's wholly owned subsidiary Tactical.

Strategic designs, manufactures and ships its products from its Surrey, B.C. facilities which employ 13 persons. Strategic has held ISO 9001 quality certification since June 19, 1996, and protects its proprietary devices by storing a source copy of the software and obtaining license agreements from its customers who use the software. Strategic has upgraded its ISO certification to the new standard ISO9001/2000. The manufacturing process is technical and requires skilled labour. Strategic is able to draw upon the local technical schools to support its need for technicians. The number of units produced annually is relatively small (in the hundreds) and sales do not require automated production now or in the foreseeable future. Strategic has changed its manufacturing model and applied its ISO9001/2000 standard to outsourcing the major component of its technical manufacturing services. Revenues were $5,891,249 in 2001, $6,311,906 in 2002 and $5,059,812 for the 12 months ending September 30, 2003. Strategic showed a small profit in 2002 as a result of a gain on the sale of assets to Sentinel. As at September 30, 2003 Strategic had working capital of $1,767,662 with no long term debt. .

Tactical Technologies Inc.

Strategic's wholly owned subsidiary, Tactical Technologies Inc. designs, manufactures, and provides electronic support equipment in the fields of surveillance and intelligence gathering to law enforcement agencies in Canada and the U.S. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal product consists of covert body worn audio transmitters, repeaters, and intelligence kits that include receivers and recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom built packages with alarms and motion sensors, GPS tracking equipment, and video packages. Research and development of new digital transmitters and frequency agile transmitters is ongoing.

The equipment Tactical manufactures is used for covert audio intercept and is therefore subject to government regulation. The sale and advertising of that equipment falls under Title III, 18 U.S.D., Public Law 90-351, Omnibus and Safe Streets Act, 1968 of the US Federal Laws and products that emit radio frequencies are under the regulation of the FCC. In addition, the export of the majority of the equipment manufactured falls under the Department of Commerce (part 370, Export Administration Regulations) and/or the US Department of State (Title 22, Parts 121-128, ITAR). All the equipment Tactical manufactures complies with US government regulations. The products are used in covert operations by law enforcement and the laws of the United States prohibit the equipment being specifically described or identified.

The US market for Tactical's equipment and services is divided into three segments: Federal, State, and Local. The market in general changes slowly. Law Enforcement Agencies as a whole do not change very often since they are delineated by fixed geographic regions. New drug interdiction related task forces (multi-jurisdiction) are appearing more frequently in the local segment. Tactical has supplied products and services to several federal agencies for evaluation and consideration in issuing requirements contracts and in 2001 was awarded a U.S. government contract worth US$4,200,000, its single largest contract to date.

Tactical's sales for the year ending September 30, 2003 were $4,095,312 (2002: $2,744,058) and 81.0% (2002: 35.0 .0%) of Strategic's consolidated revenues. For the year ending September 30, 2003, Tactical contributed income of $360,000 for the year compared to $218,668 in 2002. Tactical employs 24 persons in its Folsom facilities.

Sales, Distribution and Marketing

Strategic has a supply agreement to exclusively supply its electronic monitoring equipment used in the United States to Sentinel however it markets its products to the rest of the world directly. It is also a condition of the agreement that Sentinel exclusively purchase monitoring equipment from Strategic. The criminal justice is its primary target market through private service resellers. Marketing and sales opportunities outside North America are currently being pursued through both joint venture and distributor arrangements.. Strategic currently has active units with Detention Monitoring Services LLP ("Detention") located in Australia on a daily rental basis and management expects the contract with Detention to be extended for a further year. In September of 2000 Strategic entered into an agreement with On Guard Plus Limited ("On Guard") to supply Strategic's electronic curfew monitoring equipment in conjunction with the use of On Guard's software for use in Europe. On Guard is marketing Strategic's equipment and has active sites in France where a national tender is being developed. The smaller scale testing of Strategic's equipment has been well received and the number of units has increased. In January 2004, Strategic supplied its latest iTRX Series equipment to the French sites for testing.

Strategic primarily sells its products in the U.S. but rents its products on a per diem per unit basis in other parts of the world. Rental of units often requires Strategic to supply a small number of additional or back-up units for which no revenue is received until they are actually placed into service. Strategic provides technical support for its equipment on a fee basis . All sold products are warranted for one year and rental units are continuously warranted. Remote diagnostics are available for software-related problems, and Strategic maintains a complete service and repair facility at the Surrey location.

Competition

Strategic's single largest competitor is BI Inc. ("BI"), which has sold equipment to end-users and for use by other private monitoring companies. The balance of the competition is made up of companies that produce a more limited line of equipment to provide the basic services needed for electronic home arrest.

According to The Journal of Offender Monitoring there are currently approximately six primary manufacturing companies competing in the North American market to provide offender monitoring systems. Strategic is the only Canadian manufacturer of such systems and according to the Journal of Offender Monitoring a number of other companies, primarily American, one Israeli and one British, produce competing equipment. There are three companies, BI, Sentinel and ADT Electronic Monitoring Solutions Group ("ADT"), that collectively control approximately 78% of the North American monitoring market. (ADT distributes Elmo-Tech's equipment in the U.S.) BI is Sentinel's main competitor and according to BI's published operations information, the number of installed offender monitoring units for BI was 58,154 and it operates in all 50 States with approximately 2,650 correctional programs. ADT has in excess of 28,000 units installed in 43 States and 200 programs. Elmo-Tech is the only other publicly-traded company (Dmatek Ltd. is the parent company and trades on the AIM London stock exchange). According to Dmatek's financial statements, its revenues for fiscal year ending December 2002 were US$17,857,000 with after tax profits of US$1,594,000 with 22,306,000 issued shares. BI has competing product lines in all categories with those of Strategic as well as others and has effected several corporate acquisitions of service providers or equipment designers since 1990.

Strategic is of the view that it offers a competitive product which operates at a high speed and has been designed to accommodate specific customization, expansion and upgrade for Strategic's clients. The latest series product line, iTRX utilizes our proprietary robust multi-frequency fault tolerant RF link. This minimizes dead spots and signal bounce resulting in minimal loss of signal verification with maximum capture rate. Strategic has applied for patents on its methodology in both its electronics and mechanical designs.

Intellectual Property and R&D Activities

Strategic protects its intellectual property through confidentiality agreements, access restrictions, encoding techniques and continuing efforts at innovation. Strategic may in the future seek copyright protection for its software and plans to patent parts of its core radio frequency link concerning its receiver/transmitter equipment. Strategic has traditionally taken the view that the efforts and costs of securing a patent exceeds the effectiveness of patent protection in a rapidly evolving market. Strategic is continually trying to improve its equipment and believes that such enhancements represent a better expenditure of funds than seeking patent protection. There can be no assurance that Strategic's efforts to protect or balance its know-how will be effective.

Strategic has three staff members who are primarily engaged in software and product development. Such efforts are being conducted with a view to augmenting the capabilities of Strategic's existing products. Strategic is looking to develop additional products for correctional services including specialized data base and offender case management systems and statistical reporting systems as well as remote drug testing equipment. Strategic is reviewing development of monitoring systems for other elements of society such as Alzheimer's victims, truants and other persons requiring supervision. There can be no assurance that additional products will be successfully developed or marketed.

Current Operations

Strategic currently employs four technical personnel in production and related operations, all of whom are located at its Surrey, B.C. facilities. The various pieces of equipment use printed circuit boards that are manufactured and populated with electronic components to Strategic's specifications by local British Columbia suppliers. Strategic applies its quality control ISO9001/2000 standards to outsourcing production arrangements as well as in-house production. There are several different printed circuit boards (being of various sizes - from .5" x 1" to 6" x 6" - resin fibre composite with multi-layer inlaid copper circuitry) which comprise the iTRX series receiver and transmitter. Some of these printed circuit boards containing the radio frequency sections are outsourced to British Columbia suppliers that "populate" the boards (i.e. installing circuits, chips and other components) using special surface mount automated technology to achieve miniaturization and further quality control. The circuits are then "tuned" (i.e. the RF wave-lengths are matched between transmitter and receiver units) after being returned to the Surrey facility for additional component assembly. The other printed circuit boards have electronic components, such as micro-processor computer chips, VLSI RAM chips, and discrete components, etc., inserted and assembled at the Surrey facility by Strategic's technical personnel. Once the printed circuit boards are completed, Strategic's technicians mount them together with other components like the tamper circuitry and the battery backup in the receiver. The mounting of the printed circuit boards and other components in the receiver and transmitter housings involves a number of assembly functions, such as drilling, capping and soldering. During the assembly process, there are a number of quality assurance procedures which ensure full operation of each unit, once completely assembled. The testing involved with the quality assurance procedures is done using electronic oscilloscopes, digital multi-meters and computers that have custom written "test software" running in them to ensure the unit under test is responding in accordance with design criteria. Packaging into an impact resistant attaché-style storage/carrying case with a supply of consumables, operation instructions and inspection certificates completes the receiver/transmitter set. Inventory and shipping activities are also handled at the Surrey facility. Strategic is currently experiencing less than 4% warranty returns. The majority of unit returns for warranty service are the result of sealing and strap sensitivity issues related to PID. The reason for these failures has been identified and the quality control procedure corrected to reduce these issues. Strategic employs flexible, efficient operations which provide for production techniques and cross-training of at least two jobs per production employee. Strategic believes it has sufficient staff and space to significantly increase production activities in the future if warranted. Strategic's management is of the view that none of its

suppliers are so key to it that the loss of any one source of supply would prevent Strategic from being able to manufacture its product requirements.

Government Regulation and Other Standards

Strategic's products emit radio frequency signals and accordingly are subject to government regulations respecting power levels and use of frequencies. Strategic has obtained all necessary United States Federal Communications Commission authorizations (FCC) as well as Canadian equipment certifications (DOC) as required, for the radio frequency link, transmitter, receiver and associated equipment. Strategic's electronic curfew monitoring system has also received approval to operate and certifications in Canada from the Canadian Standards Association (CSA) and in the United States from the Underwriters' Laboratories (UL) with respect to electrical equipment standards.

Risk Factors

Competition The markets for Strategic's products are highly competitive, and Strategic expects competition to increase. Certain of Strategic's current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources and name recognition than Strategic. Strategic believes that its ability to compete depends on the success and timing of new product development by Strategic and its competitors, product performance and price, distribution and customer service and support.

Technical Developments The markets in which Strategic competes are subject to rapid technological change. Strategic's success will depend to a certain extent on its ability to continue to design or acquire, introduce and manufacture and market new products and services on a cost-effective and timely basis. There can be no assurance that Strategic will be able to achieve the technological advances that may be necessary to remain competitive or that the resulting products will meet with commercial acceptance.

Key Contracts; Dependence on Sales to Sentinel Strategic's revenues are largely attributable to the sale of its products to Sentinel in the United States.

Losses from Operations and Need for Working Capital Strategic incurred losses before extraordinary items and taxes of $794,822 for the year ended September 30, 2003 and $1,042,658 for the year ended September 30, 2002. There can be no assurance that Strategic will be able to reverse the trend of losses and it will be necessary to do so in order to ensure continued viability. Due to the loses from operations, Strategic will need to raise additional funding. Currently, Strategic's primary means of generating additional funds is through equity offerings of its securities, and there can be no assurances that such financings will generate sufficient amounts to meet Strategic's ongoing working capital needs.

Intellectual Property While Strategic believes that its newest "iTRX" technology is adequately protected by confidentiality agreements and the nature of the technology itself, there is no assurance of effective protection against piracy or theft. See "Business of Strategic - Intellectual Property". Monitoring and identifying unauthorized use of such technology may prove difficult, and the cost of litigation may impair Strategic's ability to adequately guard against such piracy and infringement. While Strategic believes the steps it has taken to guard against these abuses are reasonable, there is no assurance it will be successful in this effort. The commercial success of Strategic may also depend on its products not infringing any intellectual property of others. In case of such infringement, Strategic may be required to obtain a license from the holder of the intellectual property rights in order to make, use or sell the product in the jurisdiction in which the infringement occurs. There can be no assurance that such license will be available to Strategic on reasonable terms, or at all.

Key Personnel Strategic's operations are highly dependent on certain key personnel. Strategic currently has $700,000 key-man insurance on Mr. Blakeway however this may not represent adequate coverage of Strategic in the event of loss of Mr. Blakeway's services. Should other key individuals be unable to continue in their present roles, Strategic's prospects could be adversely affected.

Management of Growth Strategic expects to experience significant growth in the scope and complexity of its business. Strategic's need to manage growth effectively will require it to implement and improve operational, financial, marketing and management systems, and to motivate and manage its employees. Failure to manage growth effectively could have a material adverse effect on Strategic's business.

Government Regulations Since Strategic's products emit radio energy, they are subject to government regulations as to power levels and frequency. Although Strategic or its component manufacturer have received licenses and approvals from the relevant Canadian and U.S. regulatory authorities with respect to the operation of its products, changes in government regulations or withdrawal of government approvals or licenses could affect the saleability of Strategic's products.

Lawsuits/Insurance Strategic has been subject to product liability lawsuits which have heretofore been covered by insurance. These suits have arisen where offenders have succeeded in circumventing Strategic's system and have committed crimes against persons or property. There are currently no outstanding law suits and the most recent one was in 1995 which was settled. To date Strategic's insurer has not indicated that it will not continue to provide insurance coverage but there can be no certainty that all future claims will be covered by insurance or that insurance coverage will be available to Strategic or that it will not become prohibitively expensive.

Further Research and Development Funding Needed The continued success of Strategic is contingent on its ability to raise additional funds for research and development. Currently, Strategic's means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate sufficient amounts to meet research and development expenses.

Market Value The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of Strategic, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Exchange in the future cannot be predicted. Accordingly, there can be no assurance that the common shares of Strategic will trade at a price equal to or in excess of the current or future book value of Strategic or the issue price of the securities.

Legal Proceedings

The Company is not a defendant in any legal proceedings nor are any lawsuits against Strategic anticipated at this time.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The information set forth below should be read in conjunction with the disclosure under "Management's Discussion and Analysis", the Company's consolidated financial statements and related notes, and other financial information included elsewhere in this document.

Three-Year Review

The following selected consolidated financial information for each of the three years in the period ended September 30 is derived from the Company's audited Financial Statements (in Cdn$ except the number of outstanding shares).

	Years Ended September 30		
Operating	2003	2002	2001
Revenue	$ 5,059,812	$ 6,311,906	$ 5,891,249
General and administrative expenditures	2,487,920	3,728,473	3,360,467
Costs of Sales	3,191,769	2,762,638	2,,483,628
Net Income (Loss) from continuing operations	(766,406)	539,763	(788,611)
Net Income (Loss) from continuing operations per common share	(0.07)	0.06	(0.11)

	Years Ended September 30		
Period End Balances	2003	2002	2001
Total assets	$ 2,828,285	$ 4,228,550	$ 5,066,020
Property and Equipment	418,906	512,260	2,705,986
Total liabilities	530,353	1,816,566	3,842,051
Shareholders' equity	2,297,932	2,411,986	1,223,969
Share capital	12,171,484	11,501,314	11,039,548
Deficit	$(10,115,794)	$ (9,337,937)	$ (9,895,063)
Number of outstanding shares	12,317,269	9,055,647	7,180,441

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Results – Fiscal 2003 Compared with Fiscal 2002

Total consolidated revenues for the year ended September 30, 2003 decreased 20% to $5,059,812 from $6,311,906 for the same period last year. The Company experienced reductions mainly from the corrections industry of $2,590,733. The decrease was the result of the sale of the monitoring service operations in the United States in late fiscal 2002 and the supply of equipment to Sentinel at below-expectation levels in fiscal 2003 from those contemplated when the Supply Agreement was negotiated. Revenues from law enforcement and defence increased $1,351,254 or 49% to $4,095,312 partially offsetting the reduction in revenues from corrections. Gross profit for 2003 was $1,868,043 (37%), compared to $3,549,268 (56%) for 2002. The reduced gross profit mainly reflects the revenue reductions from the corrections division and the change from the majority of revenues from corrections being rentals to the sale of products occurring in 2003. The Company experienced reduced margins as it offered higher discounts to encourage product sales. In law enforcement and defence, gross profit decreased to 41% of revenues from 46% in 2002. This reduction was mainly due to a change in the product mix of sales with

a lower proportion of its sales being from in-house manufactured products compared to purchased products compared to the prior year.

In fiscal 2003, general and administration totaled $1,165,422 (23% of revenues) compared with $1,585,332 (25% of revenues) in fiscal 2002. The decrease in expense of $419,910 or 27% is attributable to the sale of the monitoring operation in 2002 and the subsequent reduction in administration staff levels at head office in Surrey, British Columbia. The Company, also, negotiated a significant rate reduction in its premises for fiscal 2003.

With the sale of the monitoring operations in 2002, the Company eliminated the majority of its cost of marketing to the corrections industry. These changes resulted in a reduction in sales and marketing costs of $752,354 or 53% to $664,519 in fiscal 2003. Law enforcement sales and marketing increased marginally from 2002 due to higher commissions earned through the increased revenues.

Research and development costs for fiscal 2003 totaled $461,177 (9% of revenues) compared to $397,335 (6% of revenues) for fiscal 2002, an increase of $63,842. The increase is largely attributable to two staff additions in the law enforcement division for a portion of fiscal 2003. The Company continues to invest heavily in new product development and the enhancement of its existing product lines. On October 1, 2003, Strategic launched its new "iTRX" series of curfew monitoring products for the corrections industry. It expects these new "best of breed" products will increase revenues in future periods. In addition, the Company has developed a new receiver which will be incorporated into a new GPS tracking device which is currently being field tested.

Depreciation and amortization decreased $688,508 in fiscal 2003 to $174,945 as compared to $863,453 in fiscal 2002. The decrease results from the sale of depreciable rental monitoring units to Sentinel in late fiscal 2002.

In fiscal 2003, the Company had average outstanding debt of approximately $483,000 a month ending with outstanding debt of $108,934 at September 30, 2003. This compares with average outstanding debt of approximately $2,100,000 a month and ending with outstanding debt of $1,302,961 in fiscal 2002. Consequently, interest, bank and visa costs, net of increased visa charges of approximately $52,000 (nil in 2002), decreased $210,000 to $107,935 in 2003 from $317,935 in 2002. The strengthening Canadian dollar has resulted in currency losses of $88,867 in fiscal 2003 compared to $10,998 in 2002.

The net loss was $777,857 and $0.07 per share compared to net income of $539,388 and $0.07 per share for the comparative period. Earnings per share have been calculated on the basis of 10,717,857 shares (2002: 8,335,403).

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales of $4,095,312 an increase of 49% from $2,744,058 producing net income of $360,000 compared to a net income of $218,668 in fiscal 2002. Its net earnings cannot be offset against net losses of the parent company because of the different tax jurisdictions. The provision for income taxes reflects Tactical's net taxes after offsetting prior years losses carried forward. Tactical ended fiscal 2003 with an order backlog for equipment of approximately $2,750,000.

As part of the sale of monitoring and other assets to Sentinel an exclusive purchase agreement for electronic curfew monitoring equipment was entered into with Strategic for an initial four year term. The decrease in general and administrative expense of $419,910 or 27% is attributable to the sale of SMSI and the subsequent reduction in administration staff levels. The Company also eliminated the majority of its marketing costs to the corrections industry which Sentinel now bears.

Operating Results – Fiscal 2002 Compared with Fiscal 2001

Revenues for the twelve months ended September 30, 2002 were $6,311,906, a 7% increase from $5,891,249 for fiscal 2001. Rental revenues, including $465,367 generated by voice curfew monitoring, were $2,973,781 for 10 months compared to $3,253,824 for 12 months in the previous year. Product sales increased 27% to $3,338,125 compared to $2,637,425 in 2001.

During fiscal 2002 the Company experienced decreased rental revenues compared to the prior year. These revenues, coupled with the voice revenues generated, continued to fall below revenues necessary to generate positive earnings in this segment of the business. There were continued downward pressures on pricing resulting in the Company militating for the decision to dispose of its electronic curfew monitoring operations in the United States.

Gross profit for 2002 was $3,549,268 (56%), compared to $3,407,621 (58%) for 2001. The reduced gross profit percentage reflects the lower absorption of production costs, particularly in the last quarter as rental revenues ended while sales of equipment were depressed because of transition delays experienced by the purchaser. The strategy to focus on annuity based rental contracts will be continued internationally other than the United States. The Company continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, increased $372,354 to $3,728,473 in 2002 from $3,356,119 in 2001. Interest charges increased $52,722 to $317,935 reflecting increased borrowings by the Company, amortization of financing costs and the accretion of the convertible notes and bonds payable. Marketing costs increased $105,164 to $1,169,946 as marketing staff was increased and there were higher commissions paid on increased rentals in the first ten months of the year. Administration costs increased $113,288 to $1,146,771 in 2002. The increase was largely due to increased professional fees and rent compared to the prior year. Strategic remains committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) and the one time gain related to the sale of assets were $138,730 and $0.01 per share in 2002 compared to $316,715 and $0.04 per share in the prior year. Net income, after giving effect to the gain on disposal of equipment in 2002 was $539,388 and $0.07 per share. This compares to net loss of $788,611 and $0.11 per share in 2001.

Operating Results – Fiscal 2001 Compared with Fiscal 2000

Revenues for the twelve months ended September 30, 2001 were $5,891,249, a 3% decrease from $6,053,725 for fiscal 2000. Rental revenues decreased 9% to $3,253,824 while product sales increased 6% to $2,637,425.

In December 2000 Strategic achieved a technical solution to the principal battery-life problems experienced by the Platinum Plus equipment which Strategic believes was the result of bad engineering work from a consulting company which Strategic is suing. These problems adversely affected contract renewals and the ability to attract new business. Strategic had also curtailed marketing efforts and production because of the lack of funds to finance product improvements identified through extensive field tests. In January 2001 it started shipping new transmitters to customers to overcome the majority of the difficulties being experienced by customers. Strategic has experienced an increase in the number of units earning daily rentals since that time. Product sales to law enforcement agencies increased as Strategic received new orders for equipment compared to 2000. While Strategic has experienced an overall decrease in revenues in 2001 as compared to 2000, the sales trend in rental revenues is upwards in the third and fourth quarters of 2001 as compared to the same periods in 2000. Strategic intends to

continue its longer term strategy of growing our business through technical innovations, performance and customer service with continued emphasis on rental revenues.

Gross profit for 2001 was $3,407,621 (58%), compared to $3,506,660 (58%) for 2000. The gross profit reflects increased sales product mix and absorption of production costs, particularly in the last two quarters as rental revenues have grown. The strategy to focus on annuity based rental contracts will improve gross margins as electronic curfew monitoring revenues grow. Strategic continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, decreased $96,437 to $3,360,467 in 2001 from $3,456,904 in 2000. Interest charges increased $69,149 to $265,213 reflecting increased borrowings by Strategic, amortization of financing costs and the accretion of the convertible notes payable. Marketing costs decreased $90,536 as marketing staff was reduced in the first nine months of the year.

Earnings before income taxes, interest and depreciation (EBITDA) were $312,367 and $0.04 per share in 2001 compared to $245,820 and $0.03 per share in the prior year. Net loss in 2001 was $788,611 and $0.11 per share. This compares to net loss of $855,060 and $0.12 per share in 2000. Strategic changed the estimated life of its rental equipment in 2001 which increased the loss by $122,919. The 2001 net loss was $665,692 and $0.09 per share before this change.

Liquidity and Capital Resources

Fiscal 2003 Compared with Fiscal 2002

Working capital at the end of fiscal 2003 was $1,767,665 compared to $1,667,970 at the end of fiscal 2002. Our current ratio (current assets divided by current liabilities) increased from 2.1 to 4.3. Inventory increased $278,913 from fiscal 2002 to support expected sales in 2003 of curfew monitoring products. The Company expects to reduce inventory levels to past levels through anticipated increased sales to Sentinel in fiscal 2004.

Cash used in operations was $1,098,039 in fiscal 2003 compared with cash used in operations of $182,941 in the prior year. In fiscal 2003, $553,870 was invested in working capital items compared with $59,320 in the previous year.

During fiscal 2003, the Company made equipment acquisitions of $158,039 compared to $1,254,360 during fiscal 2002. The decrease in equipment acquisitions is attributable to the change in operations with the sale of the monitoring operation to Sentinel along with the rental monitoring assets used therein. In fiscal 2002, the Company received proceeds from the disposal of property and equipment, technology, and accounts receivable from Sentinel of $4,139,493. In fiscal 2003, the Company received payments of $460,507 on the sales agreement receivable representing a holdback on the sale to Sentinel.

During fiscal 2003, the Company completed a private placement resulting in the issue of 3,200,000 common shares for net proceeds of $654,000. Warrants were issued as part of the private placement which entitled the holders to convert into 700,000 common shares at $0.26 per share. The Company completed a second private placement for 1,000,000 shares for net proceeds of $318,100, net of issue costs of $11,900 on October 27, 2003, the funds for which were received in September, 2003. The Private placement was recorded as a subscription for shares at September 30, 2003 and the subscription includes 500,000 warrants which entitle the holders to convert into 500,000 common shares at $0.44 per share. The Company also issued 61,622 common shares for proceeds of $16,170 on the conversion of warrants into shares at $0.26 each. A portion of the proceeds raised were used to repay convertible notes and bonds totaling $1,131,726 including accrued interest. The Company recorded a gain on extinguishment of

convertible debt of $28,416 as a result of the repayment of the convertible bonds. Strategic redeemed 93,461 convertible units issued convertible into two common shares on payment of $0.26 per share by a $5,000 cash payment which was charged to contributed surplus.

During fiscal 2002, the Company issued 1,349,654 common shares in a private placement raising $350,910 and an additional 61,622 common shares on conversion of convertible notes. The acquisition of Capstone Technologies Inc. resulted in the issuance of 475,000 common shares at a deemed value of $0.20 per share. The Company raised $500,000 through the issuance of convertible bonds. The Company used these funds and a portion of the proceeds received from Sentinel to repay bank indebtedness and loans payable totaling $2,246,411, net of proceeds received from loans payable of $602,364.

Fiscal 2002 Compared with Fiscal 2001

At the end of fiscal 2002 Strategic had completed discharged its bank line of credit and had working capital of $1,667,970 compared with a working capital deficiency at September 30, 2001 of $1,599,230. Operating activities used cash of $182,941 compared to using cash of $74,224 in 2001. Investment in Platinum Plus equipment, Central computers and the Huntsville Monitoring Centre used cash of $923,676. In addition, Strategic acquired equipment of $173,635 and goodwill of $157,049 through the Capstone acquisition.

Strategic raised a total of $350,910 through the issuance of convertible notes and $500,000 through the issuance of convertible bonds. The 1,349,654 convertible notes issued as part of a private placement which are convertible into common shares at $0.26 per share and have a one year warrant attached for the purchase of one additional common share at $0.26. The convertible bonds were issued to Calim Venture Partners II, LLC, an investment fund managed by Calim Private Equity, LLC of Aspen, Colorado. Each bond will bear interest at a rate of 9% per year. The $500,000 principal is convertible into 1,923,077 Strategic Units at $0.26, if converted in the first two years from the date of issuance; $0.31 if converted in the third year from the date of issuance; $0.36 if converted in the fourth year from the date of issuance; and $0.41 if converted in the fourth year from the date of issuance. The warrants are exercisable at $0.26 to acquire up to 1,923,077 Strategic shares if the Note is converted in the first two years; up to 1,612,903 Strategic shares at $0.31 per share if the Note is converted in the third year; up to 1,338,889 Strategic shares at $0.36 per share if the note is converted in the fourth year; and 1,219,512 Strategic shares $0.41 per share if the note is converted in the fifth year.

Strategic also concluded agreements with a number of investors for the private placement of 965,038 Units at price of $0.26 per Unit. Each Unit comprises one Strategic common share and a warrant to purchase an additional common share at a price of $0.26 for a two year period from the date of issuance. The funds were received by Strategic in late 2001.

The acquisition of Capstone resulted in Strategic assuming bank debt of $278,300 and issuing 475,000 shares for proceeds of $95,000. Payments on outstanding loans totalled $170,859 during the period.

Fiscal 2001 Compared with Fiscal 2000

Operating activities used cash in 2001 of $66,224 as compared to generating cash of $930,288 in 2000. Investment in equipment, largely related to the Platinum Plus product, and the opening of the Huntsville monitoring center was $607,873 in 2001 compared to $952,290 in 2000.

The working capital deficiency at September 30, 2001 was $1,599,230 compared to $1,041,774 in 2000, as current assets increased $64,447 to $2,242,821 and current liabilities increased $621,903 to $3,842,051.

Cash provided by financing activities was a net $727,583 compared to $143,842 in 2000. During 2001, Strategic received proceeds from Bell Resources Corporation of $749,065 including interest accrued of $32,065. Strategic incurred net financing costs of $32,297 of which $8,000 has been amortized in the current period. Strategic, subsequent to the year end, terminated the arrangement agreement with Bell because of their inability to raise the funds called for in the agreement. Strategic is in default on the loan covenants for its Special Revolving Line of Credit for $1,050,000 with the Toronto Dominion and the Western Economic Diversification Fund. As a result of its liquidity position, Strategic is seeking to raise $780,000 by a private placement of 3,000,000 common shares at $0.26 with a warrant attached entitling the holder to purchase an additional common share at $0.26 within one year. Strategic has not received any funds from the private placement to date.

At September 30, 2001, Strategic has accumulated losses for income tax purposes in the United States aggregating approximately $4,084,800 which may be carried forward and used to reduce taxable income in future years although there can be no certainty that such losses will be eligible for offset then. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2001 was $1,223,969 compared to $1,971,640 at the end of fiscal 2000, including the equity component under the convertible note payable of $61,538 (2000 - $27,000).

ITEM 6 MARKET FOR SECURITIES

The shares of Strategic have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture Exchange) since July 1986, (symbol-STI).

ITEM 7 DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years and the period of time they have served as directors or officers of the Company, are as noted below. Except where indicated, each director and senior officer of the Company has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

As at December 31, 2003, the directors and officers of Strategic owned or controlled as a group, directly and indirectly, an aggregate of 2,028,082 Strategic Shares representing approximately 15.2% of the issued shares and 3,633,082 shares if all their convertible securities are exercised (23.5% of fully diluted shares assuming all other Convertible Shares are then exercised as well) and there are 405,000 options outstanding to directors and officers of Strategic to acquire Strategic Shares. To the knowledge of the directors and officers of Strategic, as of December 31, 2003, only the following persons or corporations beneficially own, directly or indirectly or exercise control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company. The Canadian depository for Securities Limited held 7,545,547 or 56.6%, Doug Blakeway is the beneficial owner of 1,730,531 or 13%, and Grant Caudwell of Vancouver, B.C. is the beneficial owner of 2,010,000 or 15.1% of the issued common shares of Strategic.

Name, Position & Country of Residence	Period as a Director of the Company
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984
Kenneth R. Tolmie Director Canada	Since April 15, 1987
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993

At the annual general meeting held February 5, 2004, all directors were re-elected to a one-year term of office expiring at the next annual general meeting of the Company, which will be held in February 2005.

Principal Occupation and Other Companies Served by Current Management of the Company

Douglas H. Blakeway - President, Chief Executive Officer and Director

Mr. Blakeway has been the President and C.E.O. of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Ian M. Brown - Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. In February 1997, he joined the Company and is now a director and holds the offices of Secretary, Vice-President, Finance and Chief Financial Officer of the Company.

Kenneth R. Tolmie - Director

Mr. Tolmie is Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography (PET) scans. He is also President, Chief Financial Officer and a Director of various companies in the Beacon Group of Companies, a Vancouver based company providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Bernhard J. Zinkhofer - Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener, Barristers & Solicitors, which acts as general counsel to the Company, and has been counsel to the company since it was founded in 1986. He joined the board in 1993.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Proxy Circular (see below).

The following documents can be obtained upon request from the Company's Shareholder Communication Department by calling (604) 576-8658, ext. 222:

(i) this Annual Information Form, together with any document incorporated herein by reference;

(ii) the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii) the Proxy Circular for the annual general meeting of the Company held February 5, 2004.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.SEDAR.com).

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658 Fax: (604) 576-0436

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

The general meeting (the "Meeting") of Shareholders of **Strategic Technologies Inc.** (the "Company") will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on June 9, 2004 at 10:00 a.m., local time, for the following purposes:

1. to consider and, if thought advisable, approve a special resolution to alter the Company's articles to provide for an authorized capital consisting of an unlimited number of Common shares; and

2. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of the matter to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 13, 2004.

BY ORDER OF THE BOARD

"D.H. Blakeway"

Douglas H. Blakeway
President and Chief Executive Officer

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658 Fax: (604) 576-0436

INFORMATION CIRCULAR
as at April 30, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Strategic Technologies Inc. (the "Company") for use at the general meeting (the "Meeting") of its shareholders to be held on June 9, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on record date by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are the officers of the Company. **A shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either the person or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax at (866)-249-7775, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Registered Shareholders

Registered shareholders may vote their proxies by mail or by fax. Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Registered shareholders electing to submit a proxy by mail or fax must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, by fax at (866)-249-7775, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides

appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Company is listed on the TSX Venture Exchange ("TSXV"). The Board of Directors of the Company has fixed May 10, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of April 30, 2004, the Company had outstanding 18,713,282 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Canadian Depository for Securities Limited	9,349,211	49.96%
Grant W. Caudwell	2,010,000	10.74%

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

CORPORATE GOVERNANCE

TSXV, on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors. A description of Company's system of corporate governance is set out below.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed corporation explicitly assume responsibility for the stewardship of the corporation, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal control and management information systems. The Board of Directors have adopted a Statement of Corporate Governance Practices with a view to compliance with the Guidelines.

The Company's focus has been for the last several years, and is anticipated to continue to be, development of the Company's offender curfew monitoring projects equipment and services (the "Business"). Currently, no other significant businesses or projects are contemplated for the Company. The Board of Directors is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to carry on the Business and to ensure the co-operation of the local community by dealing with the concerns inherent in any business, especially concerns that relate to the environment and employment. The principal risks to the Company's Business are that it will be unable to demonstrate the economic viability of the Business. Significant risks to the economics of the Business include product prices and exchange rates which are beyond the control of the Company. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers and directors. The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied of the integrity of the Company's internal control and financial management information systems.

Composition of the Board of Directors

The Guidelines require that (i) the board of directors of a listed corporation determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the corporation, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and (iv) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.

Under the Guidelines, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from the holding of shares of the corporation. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder who is able to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company is composed of four directors of whom two can be considered "unrelated" directors. Mr. Zinkhofer and Mr. Tolmie are considered unrelated by virtue of not being operating officers of the Company; however, given the nature of the Company's Business, all directors assist the Company when efforts are being made to obtain financing for the Company. Mr. Zinkhofer and Mr. Tolmie do not attend at the Company's executive offices on a regular basis. Two of the directors are officers of the Company who can be considered employed by the Company full time.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed corporation generally be composed of outside directors (that is, directors who are not employees or officers of the corporation), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the corporation's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The audit committee comprises Douglas H. Blakeway (Chairman), Kenneth R. Tolmie and Bernhard J. Zinkhofer. The audit committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements.

Decisions Requiring Prior Approval by the Board of Directors

The Guidelines require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

There is no specific mandate for the Board of Directors of the Company since the Board of Directors has plenary power. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant Business programs receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

At this time the Board is satisfied with the composition and effectiveness of the Board of Directors, each of its committees and the senior executives of the Company.

Compensation Committee

The compensation committee consists of Mr. Zinkhofer and Mr. Tolmie. The function of the compensation committee is to consider the terms of employment of the Chief Executive Officer, Chief Operating Officer and Vice President of Finance and the general compensation policy and the policy for granting awards under the Company's share incentive plan.

Shareholder Feedback and Concerns

The Company's President is available at the Company's offices for communications with shareholders. The Company also regularly supplies shareholders with quarterly and annual financial information and copies of news releases. A number of the Company's other senior employees are generally also on hand attending at the Company's offices for purposes of interaction with shareholders and potential investors.

Expectations of Management

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board regularly compares actual performance of Business programs with the budgeted aspects of the program and discusses significant variances with management.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the Business of the Company. The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as appear warranted.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended September 30, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial

statements are consolidated with those of the Company, was $537,985. Douglas H. Blakeway, the Company's President and Chief Executive Officer, Ian M. Brown, Vice-President Finance, Chief Financial Officer and Secretary and Richard Snyder, President of Tactical Technologies, Inc., a wholly-owned subsidiary of the Company are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Douglas H. Blakeway President, Chief Executive Officer and Director	2003 2002 2001	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nill Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director	2003 2002 2001	126,000 121,500 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Snyder President, Tactical Technologies Inc.	2003 2002 2001	110,335 128,658 125,620	1,652 5,330 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Share Options

The Company has in place a stock option plan dated for reference January 21, 2002 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the date of grant of such option.

No share options were granted to the Named Executive Officers during the financial year ended September30, 2003 and no options were exercised by the Named Executive Officers during the year ended September 30, 2003. After September 30, 2003 the following options were granted to Directors and Officers. All options are at $0.40 per share and expire on October 15, 2008, with the exception of Mr. Thomas which expires March 3, 2009. The options to Mr. Thomas were granted as part of the acquisition of On Guard Plus Limited.

Doug Blakeway, Officer & Director	10,000	Lynn Blakeway, Officer	75,000
Ken Tolmie, Director	75,000	Steve Rosset, Officer	30,000
Ian Brown, Officer & Director	100,000	Rich Snyder, Officer	40,000
Bernhard Zinkhofer, Director	75,000	Bob Thomas, Officer	22,727

For information regarding the purchase of On Guard Plus Limited please refer to the Company web site at www.Strategic-tech.com or news releases on SEDAR at www.SEDAR.com.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contract between the Company and any Named Executive Officer.

There are no compensatory plans or arrangements, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof, except Mr. Zinkhofer's

law firm invoiced legal fees of $43,039 (2002, $88,753) and Mr. Tolmie was paid $6,000 during the fiscal year ended September 30, 2003.

Indebtedness of Directors, Executive Officers and Senior Officers

No director, proposed nominee for election as directors, senior officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended September 30, 2003, or has any interest in any material transaction in the current year other than as set out herein.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Authorized Capital

On March 29, 2004 the *Company Act* (British Columbia) (the BCCA") was replaced by the *Business Corporations Act* (British Columbia) (the "BCA"). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.

On April 21, 2004, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. Management of the Company wishes to take advantage of this provision as it will encourage further equity investment in the Company.

The alteration of the capital of the Company requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the Notice of Articles of the Company:

"**Resolved**, as special resolutions, that:

(1) the maximum number of shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares without par value and the Notice of Articles of the Company be altered accordingly; and

(2) the directors of the Company be authorized to revoke the special resolutions before they are acted on without further approval of the shareholders.

The Board of Directors recommends that shareholders vote in favour of the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of

the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

A special resolution means a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who voted in respect of that resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.SEDAR.com or from the office of the Company at telephone no.: (604) 576-8658, ext.222.

OTHER MATTERS

The Directors are not aware of any other matters that they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Surrey, British Columbia, May 13, 2004.

"D.H. Blakeway"

Douglas H. Blakeway
President and Chief Executive Officer

"I. M. Brown"

Ian M. Brown
Vice-President, Finance, Chief Financial Officer and Secretary

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658 Fax: (604) 576-0436

PROXY

This proxy is solicited by the management of Strategic Technologies Inc. (the "Company"). The undersigned hereby appoints **Douglas H. Blakeway,** President and Chief Executive Officer of the Company, or failing him, **Ian M. Brown,** Chief Financial Officer and Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the **General Meeting to be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on June 9, 2004, at 10:00 a.m., local time**, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Amendment to Authorized Capital**

   Vote For ☐ Against ☐ the special resolution to alter the Notice of Articles to provide for an authorized capital of an unlimited number of Common shares and to permit the directors to revoke this resolution before it is acted on without further approval of the shareholders.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ____, 2004.

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

If this instrument of proxy is not dated in the space provided, authority is hereby given by you, the registered shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the registered shareholder.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless contrary instructions are written on this page, this proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is *not specified in the proxy.* ***In respect of a matter so identified or referred to for which no instruction is given,*** **the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter.**

Discretion Conferred

Unless the undersigned provides written instructions to the contrary on this page, the undersigned hereby grants authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

File # 82-1548
Exemption # 12g3-2(b)

News Releases dated:

- October 15, 2004
- October 13, 2004
- September 7, 2004
- August 20, 2004
- August 13, 2004
- July 23, 2004
- June 30, 2004
- June 23, 2004
- June 15, 2004
- June 10, 2004
- May 20, 2004
- May 12, 2004
- March 29, 2004
- March 18, 2004
- March 5, 2004
- January 27, 2004
- October 14, 2003
- October 1, 2003
- September 4, 2003
- August 22, 2003
- August 20, 2003
- April 10, 2003
- April 3, 2003
- February 28, 2003
- February 21, 2003
- October 4, 2002
- August 23, 2002
- April 4, 2002
- March 28, 2002
- January 29, 2002
- January 8, 2002
- November 23, 2001
- November 14, 2001
- October 23, 2001
- September 28, 2001

STRATEGIC Technologies Inc.

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI** 

News Release

European Bids Update

October 15, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI), announces that Strategic was officially notified today that its UK partner, GSL, was not a successful bidder in the UK offender monitoring tender process and therefore Strategic will not be supplying equipment to GSL.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (also know as "house arrest" systems) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political awareness and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of
Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

E:\newsrel\nr041015.doc

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**



News Release

Strategic Closes Debenture Financing

October 13, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI), announced today Strategic has closed the second and final tranche of the previously announced (July 6, 2004) private placement of debenture units for gross proceeds of $60,000. Each unit consists of a $1,000 principal amount debenture and 1,000 common share purchase warrants, each warrant entitling the holder to purchase a further common share for a period of two years from closing, at a price of $0.60 per share. The debentures accrue interest at 12% per annum, payable monthly, not in advance, and mature on September 3, 2006.

Northern Securities Inc. ("Northern") acted as agent in connection with the sale of these units as well as the earlier tranche aggregating $1,582,000. On this final tranche, Northern received a cash commission equal to 7% of the gross proceeds of the offering and warrants to purchase 6,000 common shares, exercisable for two years at a price of $0.60 per share.

The securities issued in the offering are subject to a four month hold period.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (also know as "house arrest" systems) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political awareness and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

E:\newsrel\nr041013.doc

STRATEGIC
Technologies Inc.

www.strategic-tech .com

TSX VENTURE
Exchange: STI



News Release

Strategic Closes $1.5 Million Financing

September 7, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI), announced today Strategic has closed the first tranche of the previously announced private placement of units (July 6, 2004) for gross proceeds of $1,522,000. Each unit consists of a $1,000 principal amount debenture and 1,000 common share purchase warrants, each warrant entitling the holder to purchase a further common share for a period of two years from closing, at a price of $0.60 per share. The debentures accrue interest at 12% per annum, payable monthly, not in advance, and mature on September 3, 2006.

Northern Securities Inc. ("Northern") acted as agent in connection with the sale of the units. Northern and its selling group members received a cash commission equal to 7% of the gross proceeds of the offering and warrants to purchase 152,200 common shares, exercisable for two years at a price of $0.60 per share. Northern will continue to market the units until September 27, 2004.

The securities issued in the offering are subject to a four month hold period.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (also know as "house arrest" systems) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political awareness and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

E:\newsrel\nr040907.doc

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**



News Release

Strategic to Divest Non-Core Assets for U.S. $1 Million

August 20, 2004: Douglas H. Blakeway, CEO of Strategic Technologies Inc. (TSXV:STI) today announced the signing of a letter of intent with a privately held Tennessee corporation, Satellite Tracking of People, LLC ("STOP"), whereby STOP will purchase Strategic's U.S. subsidiary, Verquis LLC. Verquis LLC was acquired as part of the On Guard Plus Limited acquisition completed in March 2004. In addition to holding the U.S. (only) rights to the BluTag real time tracking system, Verquis LLC supplies certain voice verification services to law enforcement agencies in the U.S.

The divestiture reflects Strategic's non-competition obligations in the U.S. to its primary customer, Sentinel Offender Monitoring Services LLC. Under the divestiture, STOP will pay Strategic U.S.$1 million and has granted Strategic an option to purchase minority equity in STOP at a future date.

STOP was founded in 2001 by Doctor R. Crants, one of the founders of Corrections Corporation of America (NYSE: CXW), which manages jails and prisons for the U.S. Government. Verquis represents one of several of STOP's recent and planned acquisitions related to software, technology and businesses in the law enforcement industry. Closing of the divestiture transaction is scheduled to occur prior to September 30, 2004 and currently remains subject to execution of definitive agreements and completion of a planned financing by STOP.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (also know as "house arrest" systems) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political awareness and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

E:\newsrel\nr040820.doc

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**



News Release

Strategic Receives Pioneer Patent for Wireless Tracking

August 13, 2004: Doug Blakeway, President of Strategic Technologies Inc. (TSXV: STI), is pleased to announce its wholly-owned subsidiary On Guard Plus Limited was awarded U.S. Patent 6,774,797 on August 10, 2004. The patent is entitled *Wireless Tag and Monitoring Center System for Tracking the Activities of Individuals.* Foreign counterparts to this patent are pending.

"We are very pleased that our development team has, to the best of our knowledge, in a world's first, developed a system that links RFID, the internet, satellite communications, GPRS and mobile solution software into one seamless integrated product. Our innovation has resulted in a patent issued for a one part tracking device and monitoring center system for tracking the activities of individuals," says Mr. Blakeway, President & CEO, Strategic Technologies Inc.

The patent is based on the company's BluTag technology. This next generation tracking technology uses a single device featuring multiple geo-location technologies including GPS, cellular ID and can be used for a wide range of RFID applications, but the initial market is for the corrections and criminal justice industries worldwide. The technology represents a major leap forward in tracking technology which up to now has required bulky equipment or which was limited to confirming the presence or absence of an individual at a specific location such as under a home curfew.



BluTag is a one-piece device, about the same size as a small PC mouse. It is comfortable to wear and weighs just six ounces. It features a fully rechargeable battery, tamper resistant strap, panic alarm, personal alarm notification and on-board management controls. It is also completely waterproof to 15 feet. Intelligent battery management software allows the battery to last in excess of 30 hours even when used in fully active tracking mode. BluTag can be fully recharged in just 30 minutes.

BluTag not only is an ideal system to monitor individuals in their homes or other Court ordered locations, but it is also a powerful tool when used to remotely supervise these individuals when they leave the specified locations. Inclusion and exclusion zones can be programmed and the supervising agency can receive this additional information on existing system platforms.


Satellite
Cell Tower
Cell Tower
Cell Tower
Monitoring Center
VQblutag® all-in-one real-time felon tracking device.
Community

This next generation "real time" monitoring system uses the same wireless network for receiving and redistributing "real time" data and alarms through a proprietary gateway using layered technology.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:

ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209

e-mail: jim@ascentacapital.com

Corporate Contact:

STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436

e-mail: exec@strategic-tech.com

E:\newsrel\nr040813.doc

STRATEGIC
Technologies Inc.

www.strategic-tech.com



TSX VENTURE
Exchange: STI

News Release

Strategic Technologies Releases New Disposable Optic Transmitter

July 23rd, 2004: Doug Blakeway, President of Strategic Technologies Inc. (TSXV: STI), is pleased to announce the official launch of the Company's new Optic Transmitter for Corrections for the European and North American markets.

"This will be the first transmitter in the industry which is 'disposable'. With its long battery life and its sealed design, the transmitter is disposable when its end of battery life is reached. For environmental purposes, Strategic will offer a credit when the transmitter is returned for replacement," said Mr. Blakeway. "We are excited about our new Optic Transmitter and the new customers and secured orders Strategic and our representatives continue to attract."

The Optic PID is a new release from Strategic following on from the highly successful iTRX 'snap2' transmitter design. The Optic PID incorporates a new proprietary, multi-frequency transmission protocol and, as well, maintains a battery life of over 2 years.



The Optic PID uses a more secure method for preventing unauthorized tampers of the strap. The strap incorporates a multi fiber-optic element that cannot be 'jumpered' using any traditional methods. The strap is easily cut to size by field officers and can be installed in less time that the previous design.

The Optic PID includes a small status multi-colored LED to inform the installer of operational status. The overall size has been greatly reduced – most significantly, the height has been reduced to .78 inches, making the Optic PID one of the most ergonomically pleasing devices in this market.

The Optic PID utilizes an internal battery, preventing any possibility of tampering with the battery by the offender, and completely removes any issues with potential degradation of battery contacts over time. The PID can be stored when not in use for more than 5 years without exhausting the battery. Only authorized staff can turn the PID on or off using the proprietary "Electronic Lock". Operational range of the Optic PID remains the best on the market at more than 130 meters (425 feet) free air.

In other corporate developments, director Bernard Zinkhofer has resigned from the Board for personal reasons.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001.2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:

ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209

e-mail: jim@ascentacapital.com

Corporate Contact:

STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436

e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**



News Release

Strategic Technologies Announces $3 Million Debt Financing

July 6th, 2004: Doug Blakeway, President of Strategic Technologies Inc. (TSXV: STI), announced today that the company has entered into an agreement with Northern Securities Inc. to raise up to $3,000,000 through a best efforts private placement of Debenture Units. Each Debenture Unit will be comprised of a $1,000 debenture and one thousand detachable common share purchase warrants. The debentures will bear interest at 12% per annum and will have a term of two years. Each warrant will be exercisable into one common share of the Company for a period of 24 months at $0.60.

Proceeds from the financing will be used to complete the integration of On Guard Plus Limited and to cover ongoing costs associated with the bidding for contracts in the UK, France, Belgium and other European markets. A portion of the proceeds will be also used to develop molds, complete certification and initial production units of On Guard's patented technology "BluTag", a real-time GPS/GPRS personnel tracking device. Northern Securities will market the issue on a best efforts basis and will receive a commission and a two year broker's warrant to purchase up to 10% of the detachable warrants which are actually placed.

The offering is subject to TSX Venture Exchange acceptance and all securities will have a four month hold period. Strategic Technologies is targeting an August 2004 completion of the offering. Strategic also recently completed the final two tranches of its previously announced $0.45 Units private placement with 63,000 Units (share and half-warrant) completed May 7th, 2004 and 110,000 Units completed June 1,2004 with all securities subject to a four month hold period running from the respective completion dates.

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001.2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:

ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209

e-mail: jim@ascentacapital.com

Corporate Contact:

STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436

e-mail: exec@strategic-tech.com

E:\newsrel\nr040706.doc

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic in Final Bid for UK Business

June 30, 2004 – On Guard Plus Limited ("OGPL"), Strategic Technologies Inc. (TSX-V:STI), ("Strategic") wholly owned subsidiary today announces that its UK partner Global Solutions Limited (GSL) has submitted a final bid under BAFO for the offender monitoring program in England and Wales. GSL has bid to supply services, equipment and support to multi regions of the five contract areas using On Guard's technologies. The award will generate recurring revenues to On Guard. The new tender stipulates that the contracts will be awarded in October 2004 and be fully operational in April 2005. There are no assurances that Strategic will be awarded any part of the supply contract. The present program has grown to include approximately 12,000 offenders daily with an annual yearly budget of some £100 million although no one supplier receives more than a portion of this budget.

The England and Wales program was launched country-wide in four regions over five years ago. This tender will require the availability of integrated voice verification and cellular-based home monitoring technology, such as that provided by On Guard's patented Independence II® software platform. The contract will also include the introduction of Strategic's latest real time GPS/GPRS offender tracking technology.

About Strategic
Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic is ISO-9001.2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0436
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

Strategic Bidding for Belgium Business

June 23, 2004 -- Strategic Technologies Inc. (TSX-V:STI), ("Strategic") today announces that its wholly owned subsidiary, On Guard Plus Limited ("On Guard"), partnering with Group 4 Falck A/S has been short-listed for final tendering by the Belgian Public Federal Justice Service. The current bid process is for the equipment, delivery, and installation of electronic supervision systems and service for that country's National Electronic Surveillance Center which monitors a national curfew monitoring program. As with all such tenders, there can be no assurance that Strategic will be awarded all or any part of the supply contract.

As Belgium's program rolls-out nationally the systems in use are expected to expand from the current 450 to 1,500, thus providing a substantial European market for these corrections products. Previous contracts for Belgium's national program had three-year terms.

About Strategic

Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic is ISO-9001.2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0436
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

Strategic Short-Listed for France's Nationwide Program

June 15, 2004 -- Strategic Technologies Inc. (TSX-V:STI), ("Strategic") today announces that its wholly owned subsidiary, On Guard Plus Limited ("On Guard"), has been short-listed for supplying offender monitoring programs in France; including all major regions. On Guard currently supplies three regions in France.

Contracts awarded in this new tender will be implemented by mid-2005, and require the availability of integrated voice verification and cellular-based home monitoring technology, such as that provided by On Guard's patented Independence II software platform. The initial phase of the program will allow for 3,000 to 4,000 systems within three large regions of France. There are no assurances that Strategic will ultimately be awarded any of these regions. The new French program is similar to one launched in the UK five years ago, which now includes 12,000 systems and an overall yearly budget of approximately £100 million.

"We continue to successfully deploy our technologies throughout Europe. The current round of tender requirements validates European market acceptance of our technologies, including the recently released iTRX product line," commented Robert L. Thomas, Jr., President of On Guard.

Strategic is also pleased to announce that the French prison regions of Marseilles and Paris have extended On Guard's existing contracts through to the expected launch of the national programme in 2005.

About Strategic

Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand

for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic is ISO-9001.2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC APPOINTS ADDITIONAL DIRECTOR

June 10, 2004 Doug Blakeway, President & CEO of Strategic Technologies Inc. (TSX-V:STI), ("Strategic") announces that Strategic's Board of Directors has appointed Mr. Robert L. Thomas Jr., to the Company's Board. Mr. Thomas has 19 years of experience as a manager and consultant in the fields of technology, criminal justice and corrections. He has been a member of senior management of Strategic's subsidiary On Guard Plus Limited, based in Manchester, UK, since 1994. On Guard is a provider of electronic monitoring, biometric verification and tracking systems in several European countries. Mr. Thomas has acted as Managing Director of On Guard Plus Limited and will now hold the title of President, On Guard Plus Limited, along with his appointment as a Director of Strategic.

At yesterday's shareholders' meeting, shareholders approved the change in the company's authorized capital stock to increase it to an unlimited number of common shares but this change does not in any way affect the number of currently issued shares.

About Strategic

Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic is ISO-9001:2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC's European Expansion Continues

May 20, 2004 Doug Blakeway, President & CEO of Strategic Technologies Inc. (TSX-V:STI), ("Strategic") announces that On Guard Plus Limited ("On Guard"), a Strategic subsidiary, has entered into a contract with Telecom Italia (www.telecomitalia.it) to supply technology, services and consulting to the Finsiel group of Telecom Italia. Telecom Italia has been designated by the Italian government to design, install and maintain a national electronic monitoring system for the three national police organizations in Italy.

"We are excited to be working with a highly skilled and successful company such as Telecom Italia," stated Bob Thomas, Managing Director of On-Guard. "Our patented software, hardware and expertise will be used extensively, and we expect long-term contracts to develop from this relationship."

The amount of the contract is 225,000 Euros (CDN$372,000). In addition, the company expects ongoing contracts to be executed in the third quarter 2004 for additional technology, services, and electronic monitoring units such as the Strategic iTRX product line.

About Telecom Italia

As Italy's leading Information and Communication Technology enterprise, Telecom Italia's status as one of Europe's most solid and profitable blue-chip companies is based on its competitive abilities, which in turn are the result of innovation, service quality and a focus on the customer.

The Telecom Italia Group is the expression of a telecommunications heritage spanning more than 100 years, combined with a significant presence in media, the Internet and leading edge Information Technology. The Group is committed to research and

development of the technologies of the future.

The Telecom Italia Group comprises Telecom Italia, TIM, Finsiel, Olivetti Tecnost, Telecom Italia Lab and new enterprises such as Telecom Italia Media.

About Strategic

Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic is ISO-9001.2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- # -

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

STRATEGIC Completes $988,580 Financing

May 12, 2004: Doug Blakeway, President & CEO of Strategic Technologies Inc. (TSX-V: STI), ("Strategic") announces that Strategic has closed the sale of 2,197,444 Units at a price of $0.45 per Unit pursuant to the second tranche of the financing announced January 30, 2004. The financing was done by a syndicate that was led by Northern Securities Inc. and included Pacific International Securities Inc. First Associates Investments Ltd. and Canaccord Capital Corp also participated in the selling group.

Each Unit comprises a common share and one-half of one warrant. Each whole warrant (two half warrants) is exercisable to purchase an additional common share at a price of $0.60 for a 24 month period. A total of 2,134,444 Units were sold pursuant to a Short Form Offering in accordance with the policies of the TSX Venture Exchange, and the balance was sold by way of private placement. 148,444 Units sold to the Designated Hold Persons (as defined in TSXV policies) and certain private purchasers are subject to resale restrictions until September 8, 2004.

Strategic will use the proceeds from the financing to complete development of Blutag, a patented GPS tracking product in the final stages of development, finance international growth opportunities particularly in Europe and pay future payments related to the On Guard acquisition.

About Strategic

Strategic designs, manufactures and supplies electronic curfew monitoring equipment (a.k.a. house arrest) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defense agencies. With national security at the top of today's political agenda and with corrections facilities faced with critical overcrowding, demand in each of Strategic's core markets is strong. Strategic is well positioned to meet the growing global demand

for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, South Africa, Belgium and the U.S. To capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's current customers include the RCMP, the FBI, the United States Secret Service, the IRS, the U.S. military and numerous government and corrections agencies worldwide. Strategic is ISO-9001.2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

iTRX Products Enjoy Contract Expansion in France and South Africa

March 29, 2004: Strategic Technologies Inc. (TSX-V: STI), the largest Canadian manufacturer of electronic curfew monitoring technologies for the corrections industry, today announced the expansion of supply contracts in both France and South Africa for its latest Radio Frequency Identification (RFID) technology product, known as iTRX. The France contract has grown by 500% with annualized recurring revenues of more than $500,000 since October 2003, and in March the company entered into its second supply contract in South Africa. Strategic's first South African contract generated over $160,000 in revenues.

"We are pleased with the success of our international expansion strategy for these new wireless RFID technologies, which are used to track persons-of-interest as well as commercial assets," stated Doug Blakeway, President and CEO of Strategic Technologies Inc. "Complementing this accelerated international presence was the award of a contract from a South African company for the supply of engineering technology and associated components".

France:

On Guard Plus Limited, a Manchester headquartered company recently acquired by Strategic, is growing the iTRX business in the European Community, where it handles product representation for Strategic. Initial equipment testing at regional pilot programs in France proved successful and have resulted in a new regional pilot program being awarded to Strategic. Existing programs are also expanding through additional orders for equipment.

Strategic began supplying products in France upon securing a first account in May 2001. After the release of the iTRX series in 2003, accounts have grown to four and now represent recurring revenues of over $500,000 at current equipment levels. Strategic is now one of the France's largest curfew monitoring equipment suppliers.

France is now in the final stages of a regional pilot program with a national monitoring program expected in 2005. A national contract would grow the programs significantly with recurring revenues expected to aggregate over US$6 million per year. Strategic is now one of two product manufacturers short-listed for the national testing program.

South Africa:

Strategic collaborated with a reputable privately held South African company that provides professional Information Technology solutions and consulting services worldwide. This collaboration resulted in an initial contract which was fulfilled over a four month period ending in February, 2004. In March Strategic entered into a second contract to supply additional technology and services to that company which will be delivered in its second and third quarters. These contracts are expected to generate continuing technology sales and in addition yearly ongoing technology and license royalties. Strategic's initial contract generated over $160,000 in revenues. Strategic's technology is being incorporated into a unique tagging device being developed for the marketplace by the South African company. Strategic expects this high security product to be developed into commercial applications and the collaboration will expand marketing endeavors for these new devices over the next two to three years.

With offices in Canada, UK, Italy, France, South Africa, Belgium, US and representation in Australia, Spain, Hungary, and Czech Republic, Strategic is positioned to leverage its leading technology and services on a global basis. Strategic's CEO Doug Blakeway stated "Penetrating new markets is a priority and we are now starting to witness a growing global demand for the use of electronic curfew monitoring technologies in the Corrections sector as being a more humane and productive alternative to incarceration in overcrowded jails."

About Strategic

Strategic Technologies Inc. (TSX-V: STI) is Canada's largest provider of turnkey electronic offender curfew monitoring equipment and systems, together with covert intelligence gathering, surveillance and biometric equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada) and the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx who named Strategic Canada's exporter of the year. Underscoring Strategic's commitment to quality, the company is also ISO-9001-2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
Jim Glass
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: info@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic to Complete $2.7 Million Financing

March 18, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI), announced today that further to the completion of Strategic's acquisition of On Guard Plus Limited ("On Guard"), a privately-held U.K. corporation that provides offender monitoring services and technologies primarily in Europe, Strategic has entered into an agency agreement with Northern Securities Inc. ("Northern") to lead a syndicate of agents including Pacific International Securities Inc. (collectively with Northern, the "Agents") and First Associates Investments Inc. as a selling group member to complete the balance of its financing previously announced on January 27, 2004, by short form offering and private placement (the "Offerings"). The initial tranche of this financing, a bought deal with a syndicate of underwriters led by Northern for gross proceeds of $875,000 (including the exercise of a 25% over-allotment option), was completed March 5, 2004.

The Agents will offer, on a best efforts basis, up to 4,500,000 Units at a price of $0.45 per Unit by way of a short form offering document (in British Columbia and Alberta only; the "Short Form") and by private placement (the "Private Placement"). A maximum of 4,444,444 Units may be sold under the Short Form. Each Unit will consist of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant will be exercisable for 24 months from issuance at a $0.60 exercise price per Common Share.

The Agents have reserved a 60 day 25% over-allotment option and will receive an 8% cash commission on total proceeds of the Offerings and an option for 12% of the Units of the Offerings in brokers warrants to purchase additional Units for a 24-month period at the offering price. In addition, Northern will receive a corporate finance fee. The subscription funds will be held in trust by the Agents until closing. If a minimum number of 1,777,777 Units is not sold under the Short Form, the subscription funds will be returned to the Purchasers without interest or deductions.

The Short Form and the Private Placement are subject to TSX Venture Exchange approval.

About Strategic

Strategic Technologies Inc. (TSX-V: STI) is an award-winning, established provider of electronic offender (curfew) monitoring equipment and systems, together with covert intelligence gathering, surveillance and biometric equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada) and the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx who named Strategic Canada's exporter of the year. Underscoring Strategic's commitment to quality, the company is also ISO-9001-2000 certified.

On Behalf of the Board of Directors of

STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

- # -

Investor Contact:

***ASCENTA** Capital Partners Inc.* 604.628.5800 Toll-free 800.684.4209

e-mail: jim@ascentacapital.com

Corporate Contact:

***STRATEGIC** Technologies Inc.* 604.576.8658 Fax 604.576.0435

e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic Completes Acquisition of On Guard Plus Limited, a Leading UK Based Offender Monitoring Technology Provider

5 March, 2004: Doug Blakeway, President of Strategic Technologies Inc. (TSXV: STI) announced today that Strategic has completed its acquisition of On Guard Plus Limited. With customers in the United Kingdom, Italy, France, South Africa, Belgium and the United States, On Guard supplies complete, customised technology solutions to criminal justice agencies internationally for monitoring and tracking criminals in the community or in government institutions. On Guard has been profitable since inception and has generated sales of up to US $5 million per year during its 9 year history. In the past, On Guard and Strategic have worked closely together on projects where Strategic provides the tracking technology and On Guard provides the systems integration expertise.

The terms of acquisition were US$1.6 million paid with a cash payment of [US$500,000] on closing, one million Strategic common shares valued at US$0.30 each and the balance payable in cash over one year. Additional contingent consideration will be payable by Strategic to On Guard for 6.5% of revenues derived from existing and certain forecasted On Guard contracts, to the extent such revenues exceed US$3 million per year during each of the five years commencing 1 October 2004.

In order to finance the acquisition, Strategic has completed the first tranche of a $2.7 million financing through a syndicate of underwriters, led by Northern Securities Inc. and including Pacific International Securities Inc. The first tranche was completed by way of a bought deal private placement of $700,000 of Strategic Units (share and half warrant) at $0.40 per unit. The balance of the financing is targeted at $0.45 per Unit with completion over the next several weeks. The underwriters exercised their 25% over-allotment option on the initial tranche of the financing, resulting in total gross proceeds of $875,000.

"This is a combination of two strong companies that know each other well," commented Doug Blakeway, President & CEO of Strategic. "Both Strategic and On Guard have

proven their ability to compete effectively and together we will accelerate our penetration of an expanding international market with complementary best-in-class solutions. This acquisition moves us closer to our goal of becoming a leading global supplier of RFID monitoring products that provide asset and personnel tracking through GPS, GSM and other high technology platforms. "On Guard is an established and profitable company with a solid customer base. Their services highly complement our product portfolio and increase our strength and coverage. We are very excited about the technology advancements and distribution synergies that will result from this acquisition."

On Guard's Managing Director, Robert L. Thomas, Jr. will join the Strategic management team and a position on its board of directors. "Joining Strategic is the logical next step for On Guard and opens up new and exciting opportunities for all of us," said Mr. Thomas. "Our clients will benefit from the acquisition as they will have access to an enhanced set of capabilities with Strategic's recently released, market-leading offender tracking technologies. On Guard's former principals took a significant portion of their consideration in Strategic shares, which we believe represents a real vote of confidence going forward. I am delighted to join with Strategic and contribute to our mutual growth and success."

Rationale for the Merger and Merger benefits

Strategic and On Guard believe that combining these businesses will produce accelerated long-term growth and will create value for shareholders. This growth will develop from:

- recent technological advances made by both companies in developing next generation RFID and software products, such as Strategic's iTRX offender monitoring product line and On Guard's BluTag tracking product
- strong existing relationships with Corrections and Law Enforcement Agencies in North America, Europe, Australia, and Africa
- identified cost synergies through reduction of general and administrative expenses and duplicated management fees
- increased penetration of services on international accounts

About Strategic

Strategic Technologies Inc. (TSX-V: STI) is an award-winning, established electronic offender (curfew) monitoring equipment and systems provider, as well as being a leading US provider of covert intelligence gathering, surveillance and biometric

equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada), the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx (Canada's exporter of the year). Underscoring Strategic's commitment to quality, the company is also ISO-9001-2000 certified. Strategic will serve as the headquarters for operations in North America and Europe for the combined operations.

About On Guard Plus

On Guard Plus Limited (OGPL) was founded in 1994 to supply electronic monitoring technologies to the pilot tagging programme in England and Wales. In 1999 the company won a five year supply contract to one of the Home Office service providers worth £13 million (US$24 million). Today it is working with Global Solutions Limited (a wholly-owned subsidiary of Group 4) in the final stages of the negotiation process for the next Home Office five year Electronic Monitoring Contracts for England and Wales.

OGPL is an ISO 9001 accredited specialist provider of solutions for managing and supervising offenders in the community and operates worldwide. It offers a range of systems including electronic monitoring, biometric verification and tracking which utilise the very latest technology to suit a range of supervision requirements, offender risk profile, programme reporting and the available budget. In the four years ended 2003, OGPL spent over £2 million (US$3.6 million) on R&D developing the Independence III® monitoring platform, Zeta EM products, VerQuis® biometric verification platform and associated hardware and VQBluTag®, the world's only one piece offender tracking device.

Electronic Monitoring

Electronic Monitoring is a tool for monitoring compliance with home confinement. A transmitter is attached to the offender's leg and a unit installed in the home monitors compliance with the curfew.

The open technology of OGPL's patented Independence II® monitoring system means that OGPL offers the only electronic monitoring system in the world capable of monitoring multiple equipment types from a single user interface.

Biometric Verification

Biometrics include voice, fingerprint and face. By using the latest technology, offenders can be verified from multiple approved locations using a standard telephone line.

The open technology of OGPL's internet based VerQuis® biometric verification system means that OGPL is able to layer a range of biometric characteristics to enhance security and convenience into a single verification platform. A range of custom designed, field based hardware is available to compliment the system.

Tracking

Emerging satellite and GSM positioning technology has enabled the development of a device for tracking individuals and criminal profiling. The Home Office intend to begin trials of this new technology in England and Wales during 2004.

OGPL's VQBluTag® is the world's first all-in-one real-time individual tracking device. Designed to be worn continuously on an ankle, VQBluTag® uses Global Positioning (GPS) and the mobile telephone network (GSM), to monitor and report position to a custom designed monitoring system. VQBluTag® uniquely incorporates multiple layers of positioning technology which means that it can compensate for poor performance of any single location technology so that for example where GPS is poor inside some buildings, it can resort to GSM positioning.

Forward Looking

Strategic is dedicated to developing technologies and systems which will reduce prison overcrowding for non-violent offenders and regulate their way back into regular home and job life while assisting law enforcement agencies to responsibly carry out their obligations to monitor these cases as required. RFID technology also has wide applications outside of law enforcement in allowing vehicles and other moveable property to be efficiently tracked and hence is a benefit to many types of commercial industries. Strategic believes it is on the leading edge of commercialising RFID in several important areas of potential growth.

For further information please visit their websites at http://www.onguard-plus.com
http://www.verquis.com
http://www.strategic-tech.com

On Behalf of the Board of Directors of

STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private *Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve* risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 800.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic to Acquire UK Based Offender Service and Technology Provider; Arranges $2.7 Million Financing

January 27, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI) announced today that Strategic has executed a letter of intent ("LOI") to purchase 100% of On Guard Plus Limited ("On Guard"), a privately-held U.K. corporation which provides offender monitoring services and technologies primarily in Europe. The terms of acquisition are US$1.5 million (payable as to US$500,000 on Closing, US$500,000 after six months with the US$500,000 balance on the first anniversary of Closing) and 1 million Strategic common shares. The LOI provides for additional contingent consideration payable for On Guard calculated as 6.5% of revenues derived from existing and certain forecasted On Guard contracts to the extent such revenues exceed US$3 million per year during the five years after Closing expected by mid-February.

In order to finance the acquisition, Strategic has entered into a financing agreement with a syndicate of underwriters led by Northern Securities Inc. ("Northern") and including Pacific International Securities Inc. whereby the underwriters will offer $2.7 million of Strategic Units (share and half warrant) at between $0.40 and $0.45 per Unit over the next 90 days with an initial tranche of $700,000 to be completed as a bought deal with closing scheduled for mid-February and the balance to be completed by short form offering document and private placement. The bought deal and private placement Units will have a four month hold and the balance will be freely tradable through the TSX Venture Exchange. Each whole warrant will be exercisable for 24 months from issuance and the bought deal warrants will have a $0.50 exercise price and the balance of the warrants will have a $0.60 exercise price per Strategic common share. The underwriters have reserved a 60 day 25% over-allotment option and will receive an 8% commission on Units placed and a 12% option to purchase additional Units for a 24-month period at the offering price and a work fee. The financing and On Guard acquisition are interdependent and subject to TSX Venture Exchange approval.

Based in Manchester, U.K. and founded in 1994, On Guard, a privately-held company, is a leading European specialist technology provider for supervising offenders in the community. With offices in the U.K., Italy, France, South Africa, Belgium and the USA, On Guard supplies innovative, customized solutions to criminal justice agencies around the globe. Profitable in each year since inception, On Guard earned revenues of nearly CDN$8.0 million in 2003, has a staff of 25 and ISO-9001 accreditation. For further information please visit their website at http://www.onguard-plus.com

......2

About Strategic

Strategic Technologies Inc. (TSX-V: STI) is an award-winning, established provider of electronic offender (curfew) monitoring equipment and systems, together with covert intelligence gathering, surveillance and biometric equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada) and the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx who named Strategic Canada's exporter of the year. Underscoring Strategic's commitment to quality, the company is also ISO-9001-2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 800.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

Strategic Secures International Contracts

October 14, 2003: Douglas H. Blakeway of Strategic Technologies Inc. (TSX-V: STI) is pleased to announce that the company's focus on international expansion has resulted in two new contracts for the supply of proprietary radio frequency identification devices.

"We are pleased with our success promoting new products in international markets." said Doug Blakeway, President and CEO of Strategic Technologies Inc. "The use of curfew monitoring technology outside the U.S. is poised for growth and STI is positioning itself to capitalize on that opportunity".

Strategic has received additional equipment orders from OnGuard Plus Limited, its strategic partner representing the company's products and services in Europe. Successful initial testing of Strategic's equipment at a regional pilot program in France resulted in the new orders. France is now in the final stages of its regional pilot programs with a national full-scale monitoring program expected to be issued by the French Ministry of Justice early in 2004. The national contract would be for 3,000 curfew monitoring units and would present significant recurring revenues to Strategic.

In South Africa, Strategic formed a joint venture with a privately held company that provides professional IT consulting services worldwide. The contract is expected to generate $200,000 in revenues in fiscal 2004. Strategic's technology will be incorporated into the IT Company's unique tagging device. Due to the high security of the project, Strategic is unable to provide further details.

About Strategic
Strategic Technologies Inc. (TSX-V: STI) is an award-winning, established provider of electronic offender (curfew) monitoring equipment and systems, together with covert intelligence gathering, surveillance and biometric equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada) and the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx who named Strategic Canada's exporter of the year. Underscoring Strategic's commitment to quality, the company is also ISO-9001-2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 800.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr031014.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC Kicks Off *"iTRX" Series*
Company Puts Best Foot Forward

October 1, 2003: STRATEGIC Technologies Inc. (*TSX-V:STI*) is pleased to announce the official launch of the company's new *"iTRX" series* of curfew monitoring products for the Corrections industry.

"We are excited about our new products and the new customers and secured orders Strategic and our representatives continue to attract," stated Doug Blakeway, President and CEO of Strategic Technologies Inc. "We have invested heavily in R&D to provide best-of-breed products to the industry. The *iTRX* further establishes our reputation as a pioneer of viable solutions for governmental Corrections Agencies."

The *iTRX series* includes the *iRX* Area Confinement Receiver and the *iTX 'snap2'* transmitter. The *iRX* monitors curfew compliance by coded signals received from the *iTX 'snap2'* transmitter and relays coded status messages via the telephone line to the central computer station. Both products achieved industry records for extended battery life, criteria dictated by end users.

"The *iTX 'snap2'* transmitter is extremely user friendly. Feedback from the field has been enthusiastic with Correctional Officers pleased with the ease of installation and the security of the 'snaps', as the transmitter locks securely into place. The extended range and improved reception of the *iTRX series* are exceeding our expectations," added Mr. Blakeway.

Patent applications have been made for this proprietary technology which will replace the Platinum series electronic curfew monitoring devices presently being used.

About Strategic
Strategic Technologies Inc. (TSX-V: STI) is an award-winning, established provider of electronic offender (curfew) monitoring equipment and systems, together with covert intelligence gathering, surveillance and biometric equipment. Established in 1985, Strategic's corporate excellence has been recognized by Profit Magazine (Top 100 Fastest Growing Companies in Canada) and the Financial Post (Top 55 Fastest Growing Companies in Canada) and by FedEx who named Strategic Canada's exporter of the year. Underscoring Strategic's commitment to quality, the company is ISO-9001-2000 certified.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 800.684.4209
e-mail: jim@ascentacapital.com
Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr031001.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC to Complete $600,000 Financing

September 4, 2003: Doug Blakeway, President and CEO of Strategic Technologies Inc. (*TSX:STI*) announces that Strategic has reached agreements in principle to privately place 1,800,000 Units at a price of $0.33 per Unit. Each Unit will comprise one common share and a one-half of one share purchase warrant. Each whole warrant (two half warrants) will be exercisable to purchase an additional common share at a price of $0.44 for a two year period from the closing of the financing. Proceeds from the placement will be used to increase inventory and for working capital. Strategic's insiders and their associates will subscribe for a majority the financing with accredited investors subscribing for the balance. The shares and any shares issuable on exercise of the warrants will be subject to a four month hold period from closing. Completion of the financing is subject to execution of definitive subscription agreements and TSX Venture acceptance and is expected to close in September.

Strategic is an ISO 9001-2000 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC TO APPOINT *ASCENTA* AS IR FIRM

August 22, 2003: Strategic Technologies Inc. (*TSX:STI*) is pleased to announce it has reached an agreement in principle to engage **Ascenta Capital Partners Inc.** to provide investor relations and financial communications services to Strategic.

"With sales contracts expected to grow as a result of the launch of our proprietary new product line, management believes the time is right to invest in investor and financial communications," stated Doug Blakeway, President and CEO. "Given that Strategic's business model has changed significantly over the last year it is time to present it to the investment community."

In consideration of the services to be provided, Strategic will pay Ascenta a monthly retainer and a stock option to purchase 200,000 shares of the company @ $0.40 per share with vesting provisions The arrangements with Ascenta are subject to execution of formal agreement and regulatory acceptance.

Ascenta is a Vancouver-based Investor Relations consulting firm providing investor relations planning, investor and media outreach, and corporate communications services to Canadian public companies.

Strategic is an ISO 9001-2000 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC GRANTS INCENTIVE OPTIONS

August 20, 2003: Doug Blakeway, President & CEO of Strategic Technologies Inc. (*TSX:STI*) reports that the Company has granted an aggregate 944,000 incentive options exercisable for three (3) years at a price of $0.40 per share pursuant to the Company's previously approved Option Plan.

Strategic is an ISO 9001-2000 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr030820.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

STRATEGIC RECEIVES ISO 9001:2000 REGISTRATION

April 10, 2003: Doug Blakeway, President & CEO of Strategic Technologies Inc. (*TSX:STI*) is pleased to announce that the Company has successfully implemented a quality management system in compliance with the requirements for ISO 9001:2000. The upgrade to ISO 9001:2000 has been certified by Quality Certification Bureau Inc. ("QCB"). QCB has issued Certificate of Registration #96-277 confirming the successful upgrade to ISO 9001:2000.

"STRATEGIC is committed to designing, manufacturing and providing quality products and services that are reliable and technologically advanced", stated Blakeway, quoting the Company's **Quality Policy**. "Strategic's Quality Goals focus on continuous improvement of Customer satisfaction through, employee empowerment, utilization of the established Quality Management System and tools, and working with vendors to achieve the best in quality" surmised Blakeway.

STRATEGIC originally received Registration to the ISO 9001:1994 standard in June, 1996, bringing the Company to the forefront as the first Electronic Curfew Manufacturer to achieve this formal certification. Strategic continues to lead in North America by receiving this Registration. Registration to ISO 9001:2000 is mandatory to existing ISO certified companies by December 2003 when the old standard becomes obsolete and is no longer recognized as meeting the requirements.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- # -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 , Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr030410.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

STRATEGIC PAYS DOWN DEBT AND COMPLETES FINANCING

April 3, 2003: Doug Blakeway, President & CEO of Strategic Technologies Inc. (*TSX:STI*) announced today that the Company has completed a previously announced Private Placement raising $650,000. The Private Placement will result in the issue of 2,500,000 shares (without warrants) at $0.20 per share and approximately 700,000 units (consisting of a share and a share purchase warrant) will be issued at a price of $0.22 per unit. The 700,000 warrants will be exercisable at $0.26 per common share for two (2) years. Members of management will participate in both units and shares.

With the completion of the Private Placement, the Company announces that it has repaid and canceled its Convertible Debt Instruments. Convertible Notes payable in the amount of $569,400 plus accrued interest have been repaid as have the $500,000 9% Convertible Bonds plus accrued interest. The Notes and Bonds were convertible into Strategic units consisting of a common share and warrant and the cancellation represents a reduction in potential common share dilution of approximately 8.7 million shares inclusive of the warrants.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- # -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: *STI*



News Release

STRATEGIC Increases and Amends Private Placement Terms

February 28, 2003: Douglas H. Blakeway of Strategic Technologies Inc. (*TSX:STI*) announces that further to the news release of February 21, 2003 the private placement has been increased from $500,000 to $650,000 and the structuring of the offering has been revised somewhat. A total of 2.5 million shares (without warrants) will be issued at a price of $0.20 per share and an additional 700,000 Units (each a share and share purchase warrant) will be issued at a price of $0.22 per Unit. The 700,000 warrants will be exercisable at $0.26 per common share for two years. Members of management will participate in both units and shares. In all other respects the financing terms are as previously announced.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***STRATEGIC** Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr030228.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

STRATEGIC ANNOUNCES $500,000 PRIVATE PLACEMENT

February 21, 2003: Strategic Technologies Inc. (*TSX:STI*) announced today that the Company has reached an agreement in principle with a single investor to effect a private placement of 2.5 million units of the Company at a price of $0.20 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.22 per unit in the first two years from the Closing Date.

The placement is subject to finalization of definitive agreements and TSX Venture Exchange acceptance and is expected to close by month-end. There is no finder's fees payable. The $500,000 proceeds will be used for general working capital.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr030221.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic Technologies Announces Significant $4.5 Million Contract

October 04, 2002: Douglas H. Blakeway of Strategic Technologies Inc. (TSX:STI) is pleased to announce that the Company's wholly owned subsidiary *Tactical Technologies Inc.* has been awarded a Contract from a U.S. Governmental Agency valued at approximately **$4.5 million dollars** cdn for the supply of intelligence gathering products with deliveries spanning the next 18 months.

Strategic's wholly owned subsidiary, Tactical Technologies Inc., designs, manufactures, and provides electronic support technology in the fields of surveillance and intelligence gathering to the Law Enforcement agencies in Canada and the U.S. Tactical's principal product line consists of covert body-worn audio transmitters, repeaters, and intelligence kits which include receivers and recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom-built packages with alarms and motion sensors, GPS/cellular /radio frequency tracking equipment, and video packages. Tactical's main operations are located in Folsom, Pennsylvania, USA.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- ### -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr021004.doc

STRATEGIC
Technologies Inc.
www.strategic-tech.com

TSX VENTURE
Exchange: ***STI***



News Release

Strategic Technologies and Sentinel Offender Services Announce Alliance

August 23, 2002: Irvine, California. Robert A. Contestabile of Sentinel Offender Services, LLC and Douglas H. Blakeway of Strategic Technologies Inc. (TSX:STI) are pleased to jointly announce that the companies have concluded formal agreements pursuant to which Sentinel will assume responsibility for servicing Strategic's existing base of US corrections agencies customers and has purchased Strategic's other US assets, including all offender verification equipment located with these customers, along with monitoring systems and other assets. Subsequent to the sale transaction Strategic will become Sentinel's exclusive supplier of offender electronic curfew monitoring equipment and systems in the US.

Robert Contestabile stated, "We are pleased to have completed this acquisition which adds over 120 new customer accounts to Sentinel's rapidly expanding customer base. We believe Strategic's equipment has demonstrated its advanced characteristics and reliability over the last 10 years and this alliance will be a catalyst to accelerate Sentinel's growth".

Doug Blakeway stated, "Strategic will book a gain on this transaction and it also represents a rationalization of Strategic's business in that it will allow Strategic to concentrate on its strengths in technology development and manufacturing and turn over the marketing and monitoring activities to an acknowledged leader in the field. The proceeds of this transaction will discharge all of Strategic's indebtedness and provide a solid working capital base allowing expanded production and development of the next generations of monitoring equipment".

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***STRATEGIC*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC PAYS DOWN NOTES

Vancouver, British Columbia, April 04, 2002: Strategic Technologies Inc. (***CNDX: STI***) announced today that it has paid down and canceled convertible notes payable with a face amount of $137,500 owing to Bell Resources Corp. as a consequence of loans made by Bell to Strategic in 2001 pursuant to the terms of the aborted merger of the two companies. After deducting merger-related amounts owing by Bell to Strategic, the net payment made by Strategic inclusive of interest was $115,500. The canceled notes were convertible into Strategic units of a common share and warrant and the cancellation represents a reduction in potential Strategic common share dilution of approximately 1.1 million shares inclusive of the warrants.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- ### -

Contact: ***Strategic*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr020404.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC CLOSES INCREASED FINANCINGS

Vancouver, British Columbia, March 28, 2002: Doug Blakeway, President and CEO of Strategic Technologies Inc. ***(CNDX: STI)*** is pleased to announce that further to the Company's January 8, 2002 News Release, that the financing amounts were over-subscribed and completed at $850,000. The financings included a five year $500,000 convertible debenture, convertible into units at $0.26 per unit and 1.35 million units privately placed at $0.26 per unit. All private placement units comprise a common share and share purchase warrant exercisable at $0.26 per share for one year. The debenture units increase in price in the third to fifth years by $0.05 per year and the warrants comprised in those units also increase in price by the same amount. The proceeds will be used for working capital.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***Strategic*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr020328.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC AWARDED SIGNIFICANT NEW CONTRACT

Vancouver, British Columbia, January 29, 2002: Strategic Technologies Inc. (***CNDX: STI***) announces that the Company has been awarded a new recurring-revenue contract in the State of Georgia. A private service provider has replaced their long-standing contract with a competitor and has contracted to rent over 150 monitoring units using Strategic's *'Platinum Plus'* electronic hardware. Strategic will also provide turnkey self-contained computer monitoring platforms utilizing our proprietary *'Renaissance'* software.

Doug Blakeway, President & CEO commented, "We are encouraged by the market's increasing acceptance of our state-of-the-art curfew monitoring solution, and pleased to be chosen as the provider-of-choice by a growing list of long-established operators seeking differentiated wireless products and innovative applications to meet the needs of the corrections industry".

The Company's Annual General Meeting was held January 21, 2002. Shareholders re-elected Doug Blakeway, Ian Brown, Kenneth Tolmie and Bernhard Zinkhofer as Directors of the Company. A Share Incentive Plan was approved whereby 1,436,088 shares of the Company are reserved for issuance; subject to CDNX regulatory approval.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

- ### -

Contact: ***Strategic** Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr020129.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC SECURES $761,000 IN FINANCINGS

Vancouver, British Columbia, January 8, 2002: Strategic Technologies Inc. **(*CNDX: STI*)** is pleased to announce the signing of a letter agreement whereby an investment fund managed by Calim Private Equity, LLC of Aspen, Colorado has agreed to subscribe for a Convertible Note in the amount of Cdn $500,000. The principal amount of the Note will be convertible into Strategic units (each unit comprised of a common share and two year share purchase warrant) at $0.26 per unit. The warrants are exercisable at $0.26. The Note bears interest at 9% per annum and is convertible at any time during its two year term. The proceeds will be used for working capital and Calim will provide Strategic financial advisory services. The financing is subject to the usual regulatory acceptances as well as execution of definitive agreements. In another financing arranged by Strategic directly with other investors, $261,000 was raised through the private placement of approximately 1 million $0.26 Units (each comprised of one common share and a two year share purchase warrant exercisable at $0.26 per share). Strategic insiders subscribed for 462,633 of these Units.

Doug Blakeway, President & CEO stated, "We are pleased that Calim has chosen Strategic as an investment during the general market uncertainty, and look forward to working together to meet the Company's ambitious growth and financial objectives".

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***Strategic** Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr020108.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC AWARDED NEW CONTRACTS – MAKES TOP 100 LIST

Vancouver, British Columbia, November 23, 2001: Doug Blakeway, President & CEO of Strategic Technologies Inc. (***CNDX: STI***) is pleased to announce that the Company has been awarded several new recurring-revenue contracts. These contracts include both the rental of our leading edge *"Platinum Plus"* electronic hardware and daily monitoring from our centralized facilities in Huntsville, Alabama.

Separately, a prominent Sheriff's Department in Florida has discontinued their long-standing contract with a competitor, replacing over 175 monitoring units with Strategic's Platinum and Platinum Plus electronic hardware. Strategic has also provided a turnkey self-contained monitoring operation utilizing our proprietary "Renaissance" software. This contract is expected to grow to 300 units in early 2002.

In addition, Strategic was recently awarded two Juvenile Probation accounts; one in Texas and another independent site in Indiana. Contracts are scheduled to commence in December 2001 and January 2002 respectively. These accounts together are calculated to add 10% growth to annualized revenues at the initial contract size, which does not reflect any expected program growth.

Strategic Technologies has again been recognized as one of British Columbia's top 100 technology companies for the year 2001. T-Net British Columbia is the leading "portal" website for the high-tech industry in the province. The T-Net Top 100 includes the 100 largest and top 2% of all technology companies in British Columbia, as ranked by revenues.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***Strategic** Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

STRATEGIC EXPANDS TO MEET MARKET DEMAND

Vancouver, British Columbia, November 14, 2001: Doug Blakeway, President & CEO of Strategic Technologies Inc. is pleased to announce the opening of Strategic's new centralized Monitoring Center in Huntsville, Alabama. This secure, state-of-the-art facility is designed to consolidate all North American monitoring and tracking services, and to accommodate accelerating demand from government agencies and private service providers.

The current economic downturn and rising unemployment is associated with increasing criminal activity. Even during recent economic good times, the U.S. maintained 6.5 million adults under some form of correctional supervision, while the annual population growth in the corrections system continued to average over 7%. Prison overcrowding, the war against terrorism and heightened security concern is pressuring government agencies to seek out lower cost efficient solutions. Strategic's primary market, offender monitoring, is already experiencing 30% annual revenue growth. Demand for covert tracking, electronic surveillance and intelligence gathering equipment to law enforcement agencies is also accelerating; areas that Strategic and its subsidiaries have served for many years.

The new Monitoring Center moves all previously contracted-out monitoring activities in-house; substantially reducing the costs historically associated with these services. The center incorporates Strategic's proprietary "Renaissance" software, a Microsoft Windows 2000 / SQL Service 2000 – based platform recognized by one agency as the most powerful, comprehensive and efficient reporting system in the marketplace today. U.S. Government Correctional bodies leasing Strategic's Platinum and Platinum Plus electronic curfew monitoring equipment will now be centrally monitored by our certified agents on a 24-7 basis, ensuring prompt, efficient and accurate data administration with an emphasis on professional and courteous service. The new facility's redundant back-up system ensures continual operations during power and telephone outages.

As a result of Strategic's accelerating growth and determined focus on customer service, the National Sales Team has also been strengthened and centralized out of the Huntsville facility, providing closer client contact during the transition to the new Monitoring Center, as well as additional sales coverage. Clients operating independently monitored sites are being scheduled for upgrades to the new "Renaissance" software; a process that will continue until the transition is complete. It is expected that as the centralizing process advances, further economies-of-scale will positively impact Strategic's bottom line growth.

Strategic is an ISO 9001 accredited manufacturer and provider of services used in security, tracking and recording of information related to assets and people, utilizing proprietary radio frequency identification devices (RFID) and wireless local loop technology.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Doug H. Blakeway, President and CEO

Contact: *Corporate Office:* 604.576.8658 *Fax:* 604.576.0435
e-mail: exec@strategic-tech.com

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

TERMINATION OF STRATEGIC TECHNOLOGIES AND BELL RESOURCES MERGER

Vancouver, British Columbia, October 23, 2001: Douglas Blakeway, President, CEO and Director of Strategic Technologies Inc. ("Strategic") reports that Strategic and Bell Resources Corp. ("Bell") have terminated their intended merger.

Bell has advanced $800,000 to Strategic in partial satisfaction of the $1.2 million interim funding commitment. However, due to an overall decline in the markets, Bell was unable to meet the remaining funding obligations as they came due.

To secure the $800,000 advanced, Strategic issued secured convertible notes to Bell which in turn have been pledged by Bell to investors who purchased certain Bell securities. The convertible notes bear interest at the Bank of Montreal prime lending rate plus 2%.

The convertible notes and accumulated interest are due on demand any time after 120 days have passed from the date of this announcement but remain convertible for two years thereafter.

Each convertible note carries an option that allows the holder to convert the principle of convertible note into Strategic units at a price of $0.26 per unit for a period of two years from the date of this announcement. Each unit consists of one Strategic common share and one share purchase warrant that entitles the holder to acquire another Strategic common share at a price of $0.26 for a period of two years from the date of issuance of the warrant. Interest on the convertible notes may be converted into units at the lowest permitted price under the policies of the Canadian Venture Exchange (the "CDNX") at the time of the election to convert.

Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***Strategic** Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

Merger Status

Vancouver, British Columbia, September 28, 2001: Douglas H. Blakeway, President and CEO of Strategic Technologies Inc. (***CDNX: STI***) advises that Bell Resources Corp. (***CNDX: BL***) did not meet its September 15th, 2001 $200,000 interim funding obligation which is a condition of closing the proposed merger. Bell is working towards curing the default within the 30 day period in the Arrangement Agreement.

Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new products and technological changes, intellectual property rights and other risks.

- ### -

Contact: ***Strategic*** *Corporate Office* (604) 576-8658 Fax (604) 576-0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr010928.doc